Exhibit 99.4

CRESCO LABS INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
DECEMBER 31, 2025
DATED MARCH 5, 2026

GENERAL
Unless otherwise noted herein, information in this annual information form (the “AIF”) applies to the business activities and operations of Cresco Labs Inc. (together with its subsidiaries, as the context requires, “Cresco”, “Cresco Labs” or the “Company”) for the year ended December 31, 2025, as updated where applicable to March 5, 2026. Financial information presented in this AIF is presented in United States (“U.S.”) dollars (“USD” or “$”), unless otherwise indicated. All references to “C$” refer to Canadian dollars.
Reference is made to the audited consolidated financial statements (the “Financial Statements”), together with the auditor’s report thereon, and management’s discussion and analysis (the “MD&A”) for Cresco Labs for the financial year ended December 31, 2025. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This AIF includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this AIF that address activities, events, or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods; statements relating to the business; and future activities of, and developments related to, the Company after the date of this AIF, including but not limited to such things as future business strategy, competitive strengths, goals, expansion, and growth of the Company’s business, operations, and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the U.S., international markets and Canada; any potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory, and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis, and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions, and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual performance, achievements, actions, events, results, or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.
See “Risk Factors” for discussion of material risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements.
Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. Forward-looking information and statements are provided and made as of the date of this AIF and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.
Financial Information Not in Accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”)
In certain of its financial disclosures such as its Financial Statements, MD&A, and earnings releases the Company uses pro forma financial information as well as certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow. The Company provides the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP, and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. However, such measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the most comparable GAAP financial measures. As such, these supplemental non-GAAP financial measures shall always include reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.
Foreign Currency Information
The Company’s expenses are primarily denominated in USD and its operations are primarily in the U.S. The Company’s current exposure to exchange rate fluctuations relate primarily to the activities of its Canadian entities.
MARKET DATA AND INDUSTRY FORECASTS
This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also “Cautionary Statement Regarding Forward-Looking Information.”
CORPORATE STRUCTURE
The Company, formerly known as Randsburg International Gold Corp. (“Randsburg”), was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp., and consolidated its outstanding common shares on a five (5) old for one (1) new basis. On November 30, 2018, a series of transactions were completed among Randsburg and Cresco Labs, LLC (“Cresco LLC”) resulting in a reorganization of Cresco LLC and Randsburg, pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco LLC (the “Business Combination”). The Business Combination constituted a reverse takeover of Randsburg by Cresco LLC under applicable securities laws.
Cresco LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013, and is governed by a Pre-Combination LLC Agreement1. The Pre-Combination LLC Agreement was further amended and restated (the “A&R LLC Agreement”) in connection with the completion of the Business Combination. Please see “Description of Capital Structure – A&R LLC Agreement” for additional details as to the A&R LLC Agreement.
On November 30, 2018, in connection with the Business Combination, the Company:
(i)consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and
(ii)filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg International Gold Corp. to Cresco Labs Inc. and to amend the rights and restrictions of its existing class of common shares, redesignate such class as the class of Subordinate Voting Shares (“SVS”), and create the classes of Proportionate Voting Shares (“PVS”) and Super Voting Shares (“MVS”).
On June 29, 2020, the Company filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to create a class of Special Subordinate Voting Shares (“SSVS”) and amend the rights and restrictions of SVS, PVS, and MVS.
On June 3, 2022, the Company amended and restated the investment agreement originally dated as of November 30, 2018, among the holders of MVS and the Company. As amended and restated, the investment agreement provides that the Company will repurchase all of the MVS not later than the first business day after the first annual meeting of shareholders of the Company following any future listing of the SVS on a U.S. national securities exchange.
At the meeting of shareholders of the Company held on July 15, 2022, the shareholders approved a special resolution that the Company’s articles be altered. On June 1, 2023, the Company amended its articles with the approved shareholder resolution, such that following a listing of the SVS on a U.S. national securities exchange:
(i)the Company may not issue any new MVS,
(ii)any MVS repurchased by the Company must be cancelled and may not be reissued, and
(iii)at the time that there are no MVS outstanding, the Company may take such appropriate action (without the need for shareholder action or approval) as may be necessary to remove the MVS from the Company’s authorized share structure.
1 Pre-Combination LLC Agreement means the Cresco LLC limited liability company agreement dated October 8, 2013, as amended and restated as of March 28, 2015, and as further amended and restated as of March 17, 2018, and as of July 1, 2018.

The Company’s corporate headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661 and the registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

Set forth below is the condensed organization chart of the Company as of March 5, 2026.

Super Voting Shareholders[1] Thomas J. Manning Robert M. Sampson Charles Bachtell Brian McCormack Trust[2]
Holders of Subordinate Voting Shares		Holders of Proportionate Voting Shares

Cresco Labs Inc. [British Columbia]

Holders of Cresco Units		Operating Subsidiaries
Cresco U.S. Corp. Voting Shares

Cresco U.S. Corp. [Illinois]

Cresco Redeemable Units

	Cresco Non-Redeemable Units	Operating Subsidiaries

Cresco Labs, LLC [Illinois]

[1] Super Voting Share ownership percentages: • Thomas J. Manning - 26.75% • Robert M. Sampson - 26.66% • Charles Bachtell - 26.59% • Brian McCormack Trust - 20.00%	Cresco Labs Notes Issuer, LLC [Illinois]	Operating Subsidiaries

Operating Subsidiaries

[2] During the year ended December 31, 2024, MVS shares owned by Brian McCormack were transferred to the Brian T. McCormack Self Declaration of Trust (“Brian McCormack Trust”).

The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Financial Statements for the years ended December 31, 2025 and 2024, which section is incorporated by reference herein.
GENERAL DEVELOPMENT OF THE BUSINESS
Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco blends regulatory compliance expertise with best practices from the agricultural, pharmaceutical, and consumer-packaged goods industries. As of March 5, 2026, Cresco owns and/or operates cultivation, manufacturing, and retail dispensary businesses across eight (8) highly regulated markets: Illinois, Pennsylvania, Ohio, Kentucky, New York, Massachusetts, Michigan, and Florida. These markets, where supply and demand can be reasonably predicted and forecasted, create the foundation upon which Cresco has created the opportunity for sustainable growth.
Cresco plans to leverage the success in our current markets to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult-use cannabis industry.
This ownership of wholesale and retail businesses supports Cresco’s strategy of distributing brands at scale by enabling Cresco to capture market share, generate brand awareness, and earn customer loyalty in its operating markets by guaranteeing share-of-shelf in its own retail stores and its ability to foster mutually beneficial relationships with its third-party dispensary customers as a large supplier of a portfolio of distinct and trusted cannabis brands.
Acquisitions and Dispositions
Keystone Integrated Care, LLC (“Keystone”)
On April 24, 2024, the Company successfully finalized its acquisition of Keystone for aggregate consideration of $8.5 million which includes a mix of $3.4 million in cash consideration, $2.8 million of equity, and $2.3 million in deferred consideration. Prior to the acquisition, Keystone operated two (2) dispensaries in Pittsburgh, PA and Greensburg, PA and held a third dispensary license giving the Company to expand our presence in the Commonwealth. On May 28, 2025, the Company announced the opening of a Sunnyside*® in Chippewa Township, PA, utilizing the third dispensary license.
No acquisitions were completed in fiscal years 2023 or 2025. The Keystone acquisition did not meet the definition of a “significant acquisition” as defined in Canadian securities law.
AFS Maryland, LLC
On June 22, 2023, the Company completed a divestiture of its AFS Maryland, LLC production facility. The Company received cash proceeds of $3.3 million for the sale of property, equipment, and intangible assets and recorded a gain of $1.4 million from the completed divestiture.
Encanto Green Cross Dispensary (“Encanto”)
On October 18, 2023, the Company closed on the sale of the assets of Encanto. The sale of the assets generated cash proceeds of $6.5 million and resulted in a net loss of $1.0 million.
Sonoma’s Finest Cultivation Facility
On October 31, 2025, the Company completed the sale of its Sonoma’s Finest cultivation facility, which was classified as held for sale as of September 30, 2025. The Company received $2.1 million in proceeds from the sale comprised of $0.4 million of cash on closing along with a $1.7 million seller note with an 8% interest rate payable over an 18-month period.
No dispositions were completed in fiscal year 2024.
Equity Financing Activities
Shelf Prospectus
On August 16, 2023, the Company filed a short form base shelf prospectus (the “2023 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec. On August 17, 2023, the Company received a receipt for the 2023 Shelf Prospectus and filed a corresponding shelf registration statement on Form F-10 (the “2023 Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The 2023 Shelf Prospectus and the 2023 Registration Statement allow the Company to offer SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the 2023 Shelf Prospectus is effective (subject to MJDS eligibility). The 2023 Shelf Prospectus replaced a shelf prospectus that had been filed in 2021 and expired during 2023.
On October 3, 2025, the Company filed a short form base shelf prospectus (the “2025 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec. On October 6, 2025, the Company received a receipt for the 2025 Shelf Prospectus and filed a corresponding shelf registration statement on Form F-10 (the “2025 Registration Statement”) with the SEC under the U.S./Canada MJDS. The 2025 Shelf Prospectus and the 2025 Registration Statement allow the Company to offer SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the 2025 Shelf Prospectus is effective (subject to MJDS eligibility). The 2025 Shelf Prospectus replaced the 2023 Shelf Prospectus that expired during 2025.
At-the-Market Offering
In January 2026, the Company entered into an equity distribution agreement with Haywood Securities Inc. Pursuant to this agreement, the Company is able, from time to time, to sell up to C$140 million of its SVS in Canada (the “ATM Program”). The ATM Program was made pursuant to the 2025 Shelf Prospectus and a prospectus supplement dated January 29, 2026. The ATM Program will expire in November of 2027.
Debt Financing Activities
Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire a pre-existing term loan that was entered into on February 2, 2020, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector. Under the agreement, the Company is subject to certain financial and non-financial covenants.
The Senior Loan accrued interest at a rate of 9.5% per annum, payable in cash semi-annually and had a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan was 11.0%.
On September 22, 2023, the Company amended the Senior Loan to modify certain terms of the original Senior Loan, and consent was provided for the Company to enter into the Mortgage Loans further discussed below.
On August 29, 2024, the Company entered into a second amendment to the Senior Loan (the “Amended Loan Agreement”). Pursuant to the terms of the Amended Loan Agreement, the Company was permitted, from time-to-

time, to purchase, by assignment, all or a portion of the lender’s loans, plus applicable accrued and unpaid interest, on the terms and conditions set forth in the Amended Loan Agreement.
On October 25, 2024, the Company repurchased $40.0 million principal amount of the Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. The purpose of this transaction was to reduce the Senior Loan balance and annual cash interest cost at an amount less than what would have been due at maturity.
Senior Secured Term Loan
On August 13, 2025, the Company closed a refinancing of the Senior Loan and replacement of the Amended Loan Agreement with a new senior secured term loan agreement (“Senior Secured Term Loan”). The new $325 million Senior Secured Term Loan bears an interest rate of 12.5% per annum and matures on August 13, 2030. Proceeds from the new facility, together with cash on hand, were used to repay in full the Senior Loan. The Senior Secured Term Loan contains no equity or convertible features and includes customary financial and operational covenants.
Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a loan agreement to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank’s Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
October 3, 2025, the Company amended the Mortgage Loans, extending the interest-only payment period through October 1, 2026. All other terms of the Mortgage Loans remain the same.
U.S. Industry Background and Trends
The emergence of the legal cannabis sector in the U.S., both for medical and adult-use, has been rapid as more states adopt regulations for its production and sale. Today more than 50% of Americans live in a state where cannabis is fully legalized for adult-use.2
The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found strong evidence that cannabis can treat pain and muscle spasms.3 The pain component is particularly important because other studies have suggested that cannabis can replace pain patients’ use of highly addictive, potentially deadly opiates — meaning marijuana legalization has the potential to save lives.4
Polls throughout the U.S. consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 88% of the U.S. voters support legalizing cannabis for medical and/or adult-use.5 These represent large increases in public support over the past 40 years in favor of legal cannabis use.
2 https://worldpopulationreview.com/states
3 Grant, Igor MD (2015). Medical Use of Cannabinoids. Journal of American Medical Association, 314: 16, 1750-1751. doi: 10.1001/jama.2015.11429.
4 Bachhuber, MA, Saloner B, Cunningham CO, Barry CL. (2014). Medical Cannabis Laws and Opioid Analgesic Overdose Mortality in the U.S., 1999-2010. JAMA Intern Med. 174(10):1668-1673. doi: 10.1001/jamainternmed.2014.4005.
5 https://www.pewresearch.org/politics/2024/03/26/most-americans-favor-legalizing-marijuana-for-medical-recreational-use/

Although more than 80% of the U.S. states have now legalized adult-use and/or medical marijuana, marijuana remains illegal under U.S. federal law with marijuana listed as a Schedule I drug under the U.S. Controlled Substances Act (the “CSA”). On April 30, 2024, the U.S. Drug Enforcement Administration (“DEA”) publicly recommended that cannabis be rescheduled from a Schedule I controlled substance to a Schedule III controlled substance. The DEA recommendation was reviewed by the White House Office of Management and Budget (“OMB”). Subsequent to OMB’s review, the DEA proposal was published in the federal register and the formal rule making process began during which the DEA received public comment on its rescheduling plan. After the close of the public comment period, the DEA scheduled proceedings before an administrative law judge, which began in December 2024 and continued into early 2025, to consider differing expert opinions on the rescheduling of cannabis. Administrative proceedings have remained paused since January 2025. See “Description of the Business” and “Risk Factors” below. However, President Donald Trump signed an Executive Order on December 18, 2025, ordering Attorney General Pam Bondi to expedite and complete the rescheduling process moving cannabis from Schedule I to Schedule III of the CSA. The CSA defines Schedule I drugs, substances, or chemicals as drugs with no currently accepted medical use and a high potential for abuse and Schedule III drugs, substances or chemicals as drugs with a moderate to low potential for physical and psychological dependence. In accordance with the CSA, the U.S. Department of Justice (“DOJ”) views the potential for abuse of Schedule III drugs as less than Schedule I and Schedule II drugs but more than Schedule IV drugs. The U.S. Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication. The agency has, however, approved one cannabis derived drug product, Epidolex, for the treatment of seizures associated with Lennos-Gastaut syndrome or Dravet syndrome.
Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale, and possession of medical marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the U.S.
State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal in the U.S. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under U.S. federal law under any and all circumstances under the CSA. Although Cresco and its subsidiaries’ activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve Cresco and its subsidiaries of liability under U.S. federal law, nor provide a defense to any U.S. federal proceeding which may be brought against Cresco or its subsidiaries.

Current U.S. Cannabis Market

WA
MT
ND
MN
ME
OR
ID
SD
WI
VT
NY
MA
WY
MI
NV
IA
PA
NJ
NE
UT
IL
IN
OH
MD
DE
CO
WV
VA
CA
KS
MO
KY
NC
TN
AZ
OK
NM
AR
SC
MS
AL
GA
LA
TX
FL
AK
HI
Recreational/Medical
Medical
None

Source: https://mjbizdaily.com/map-of-us-marijuana-legalization-by-state/
Going forward, the Company expects that the U.S. cannabis industry will continue to be subject to state legislation, with additional states regulating the medical and recreational use of cannabis.
The Company has current operations in the states of Illinois, Pennsylvania, Ohio, Kentucky, New York, Massachusetts, Michigan, and Florida. It intends to expand into other states within the U.S. that have legalized cannabis use either medicinally or recreationally.
On December 20, 2018, the 2018 Farm Bill (the “Farm Bill”) became law in the U.S. Under the Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids, and isomers. To qualify under the Farm Bill, hemp must contain no more than 0.3% of Delta-9-tetrahydrocannabinol (“THC”). The Farm Bill explicitly allows interstate commerce of hemp which will enable the transportation and shipment of hemp. On November 12, 2025, President Trump signed the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371 / P.L. 119-37), as part of a broader bill to reopen the government following a government shutdown, which clarifies and narrows the definition of hemp under federal law. The law, which will be effective 365 days following its enactment, limits total THC to 0.4 mg per container of hemp product.
DESCRIPTION OF THE BUSINESS
General
Cresco is one of the largest vertically-integrated multi-state cannabis operators in the U.S. The company is licensed to cultivate, manufacture, and sell retail and medical cannabis products both through Sunnyside*®, Cresco Labs’ national dispensary brand, and wholesaling to third-party retail stores. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint, its industry-leading brands, highly productive retail, and one of the leading distribution platforms in North America.
During the fourth quarter of 2025 following the sale of its Sonoma’s Finest cultivation facility and exit of the California market, the Company reorganized internal reporting and realigned its operating segments. The change resulted in the identification of two (2) new operating segments - consolidated wholesale and consolidated retail - with the Chief Executive Officer as the sole Chief Operating Decision Maker. For additional information on our segments, refer to Note 18 “Segment Information” of the Company’s Financial Statements for the years ended December 31, 2025 and 2024, which section is incorporated by reference herein.
Sunnyside*® is a cannabis destination designed to provide warm expertise to our consumers and patients no matter where they are on their cannabis journey. Through trust, education, and convenience for both existing and new cannabis consumers; Sunnyside’s competitive advantage is reinforced through its proprietary e-commerce platform, best-in-class assortment strategy, and an operating model that delivers unparalleled efficiency and in-store experience.
Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco created the industry’s first national comprehensive Social Equity and Educational Development (“SEEDTM”) initiative designed to ensure that all members of society have the skills, knowledge, and opportunity to work in and own businesses in the cannabis industry.
Rooted in the fundamentals of consumer-packaged goods (“CPG”) brand building, Cresco has implemented a strategy to create and distribute a differentiated portfolio of brands that are aligned to distinct audiences, states of need, and occasions.
Cresco operates the following family of brands:
•Cresco® – Elevating everyday cannabis. Cresco® offers award-winning flower, liquid live resin vapes carts and pens, pre-rolls, and concentrates in the most popular and consistent strains, available at dispensaries and retail locations nationwide.
•High Supply® (or Supply®) – High Supply® is quality cannabis, available in bulk and at great prices, to provide the best value. High Supply® buds are expertly grown; lab-tested; and available in vape carts, vape pens, flower, popcorn, shake, pre-rolls, shorties, and concentrates.
•Good News® – Good News® is a line of cannabis products that removes the complexity of understanding terpenes and strains by creating easy-to-understand formulations each designed to enhance life’s favorite moments. Good News® products are easy to use, benefit forward, and come in easy-to share product forms, such as, gummies, fast-acting gummies, vapes, and infused pre-rolls.
•Wonder Wellness Co.® – Wonder Wellness Co.® products are designed to allow consumers the ability to control their high across a variety of effects. The Wonder Wellness Co.® line is built around manageable, micro-dose forms, with a range of ratios, and botanicals across products.
•FloraCal® (or FloraCal® Farms) – Born in California, FloraCal® is a purveyor of premium cannabis flower. Our team of master cultivators hand select the finest genetics and tailor our small-batch, sustainable farming techniques to each cultivar’s unique needs. We utilize 100% renewable energy to help produce sophisticated, terpene-rich products that invoke robust, one-of-a-kind experiences including premium flower along with live rosin vapes, concentrates, and edibles.
•RemediTM – RemediTM products provide a consistent and trusted alternative to traditional pharmaceuticals like opioids. With familiar formats and user-friendly delivery systems, RemediTM is designed to help patients and consumers feel comfortable with cannabis.
•Mindy’sTM – Deliciously-dosed edibles created by James Beard Award-Winning Pastry Chef, Mindy Segal. Infused with the best-quality cannabis oils, a wide variety of uniquely delicious bites are available at multiple potency levels.

•Loud*rTM – Loud*r™ is a bold cannabis brand created by Sunnyside*®, for Sunnyside*®. Built to differentiate our assortment, it delivers high-quality cannabis in the formats our Champions love most. Available only at Sunnyside*®, Loud*r™ drives trips and loyalty, proving that taking cannabis seriously doesn’t mean it can’t be seriously fun.
With a portfolio consisting of over 500 unique products and over 6,600 unique stock-keeping-units (“SKUs”), Cresco’s products are sold in nearly 1,400 dispensaries across the country. Cresco has consistently demonstrated the ability to place its branded products on the shelves of the most important dispensaries in a targeted state, driving best-in-class sell-through and menu assortment. This CPG-focused wholesale strategy enables Cresco to maximize its points of distribution and drive revenue growth independent of the expansion of its retail presence.
Cresco operates 73 dispensaries, as of March 5, 2026, which gives it the ability to not only sell its own products but focus on educating and building trust within the surrounding communities. These dispensaries serve as a critical platform for innovation and powerful consumer insights as it shapes the future of cannabis. Further, they are the leading point of interaction of Cresco’s family of brands within each addressable market.
On December 3, 2018, the Company began trading on the Canadian Securities Exchange (the “CSE”) under the ticker symbol “CL.”
On March 6, 2019, the Company’s shares were approved to be quoted on the Over-the-Counter-Market and trade under the ticker symbol “CRLBF.”
On August 13, 2019, the Company began trading on the Frankfurt Stock Exchange under the symbol “6CQ.”
Significant Events or Milestones
The principal milestones that must occur during the next 12-month period for the business objectives described herein to be accomplished are as follows: hire key personnel, obtain necessary regulatory approvals, implement marketing plans, and commence production and sales in Cresco’s new markets, including retail stores for recreational and medical cannabis where legislation permits.
The Company has put in place a team of executives, board of advisors, and consultants with various areas of expertise and experience in multiple industries including commercial agriculture, pharmaceutical, manufacturing, CPG, and traditional healthcare. In the interest of progressing a professional medical dialogue and educating as many physicians as possible on the use of medical cannabis as a therapeutic treatment for patients, Cresco has organized a team of physicians to educate, train, and inform medical professionals on all aspects of cannabis as medicine.
During the year ended December 31, 2025, the Company opened three (3) new Sunnyside*® dispensaries, consisting of one (1) store in each of Pennsylvania, Ohio, and Florida, and closed three (3) Sunnyside*® dispensaries in Florida. During the first quarter of 2026, the Company has entered into a purchase agreement, pending approval, which will result in the acquisition of 9 dispensaries for the purpose of expanding the Company’s national presence, please refer to the section titled “Recent Developments” in the MD&A, which section is incorporated by reference herein, for further information.
During the year ended December 31, 2025, the Company announced management services agreements with KSKYAPP, LLC, a holder of a tier 3 cultivation license in Kentucky, BSRKYAPP, LLC, a holder of a Kentucky dispensing license, and RSKYAPP, LLC, a holder of a Kentucky processing license., and a support service agreement with Strategic Capital and Management Services, LLC, a third-party holder of a dispensing license in Illinois.

On June 12, 2025, the Company announced it had changed its auditor from Marcum LLP (“Marcum”) to Baker Tilly US, LLP (“Baker Tilly”).
On July 21, 2025, the Company announced a strategic restructuring and plans to divest its California operations, which it completed on October 31, 2025, see “General Development of Business - Acquisitions and Dispositions” above, for further information.
On August 13, 2025, the Company closed a refinancing of the Company’s Senior Secured Term Loan. For an overview of the Company’s debt financing activities, see “General Development of Business - Debt Financing Activities” above, for further information.
On September 16, 2025, the Company announced the voting results of its annual general and special meeting of shareholders (the “Meeting”). At the Meeting:
•The number of directors on the board of directors of the Company for the ensuing year was fixed at seven (7) by the shareholders and the nominees for election as directors of the Company were elected by a majority of votes cast by the shareholders virtually present or represented by proxy at the Meeting.
•Baker Tilly was appointed as the Company’s auditor for the ensuing year.
•Shareholders of Cresco Labs voted to approve an award exchange program.
On November 12, 2025, the Company announced the launch of Cresco-branded flower in Germany, marking the Company’s first commercial entry into the European Union. Non-US operations were not material to the Company as of December 31, 2025.
On December 18, 2025, President Trump signed an Executive Order taking action to reschedule cannabis from a Schedule I to Schedule III substance under the Controlled Substances Act.
Growth Strategy
Cannabis legalization continues to expand throughout the U.S., with an ever-increasing number of states approving medical and recreational sales. The U.S. market for legal cannabis sales (including both medical and adult-use) is projected to grow to $37 billion by 20281. To date, twenty-four (24) states and the District of Columbia have passed laws approving the sale of recreational cannabis, with Ohio commencing sales in August 2024.2 States that began recreational sales in 2021 are expected to generate over $8 billion in adult-use sales in 2025.3 The legal markets will continue to grow as existing cannabis consumption shifts from illicit channels, alcohol consumption shifts to cannabis, communities gain better access to dispensaries and a new cohort of cannabis consumers engages with the category for the first time.
Cresco plans to capitalize on the significant increase in cannabis consumption in current and future recreational markets, driving both access to new markets and building the depth of its production and retail footprints. The Company’s historical focus on prioritizing the most strategic markets – those offering both appropriate regulations and sizable populations – remains a key priority in 2025. Cresco’s readiness to address adult-use conversions (e.g. Ohio) while optimizing its asset base in mature markets, provides a holistic approach to responsibly growing amid an ever-changing industry landscape. As in the past, Cresco considers both organic and inorganic opportunities to expand its wholesale market leadership and best-in-class retail productivity, enabling the company to drive meaningful market positions in the markets that matter most.
1 BDSA, USA Market Forecast Summary, October 2025. Retrieved from https://bdsa.com/cannabis-industry-intelligence
2 MJBizDaily, “Where marijuana is legal in the United States,” June 20, 2025. Retrieved from https://mjbizdaily.com/map-of-us-marijuana legalization-by-state/
3 BDSA, USA Market Forecast Summary, October 2025. Retrieved from https://bdsa.com/cannabis-industry-intelligence

While the majority of long-term growth will be fueled by recreational consumption, there are also ample opportunities to drive growth within today’s medical markets. As more research centers study and support the effects of cannabis-based products in addressing therapeutic needs, management believes that the size of the U.S. medical cannabis market will also continue to grow as more states approve legal medical programs, expand their programs to consider more qualifying conditions and beneficial form factors, and more patients join programs. Given Cresco’s existing operations in several strong medical markets (e.g., Florida and Pennsylvania), Cresco is well-versed in operating within a diverse medical-market landscape, leveraging its experience as regulations evolve in disparate manners. Further, this expertise in medical channels also builds the foundations necessary to accelerate market growth upon the approval of recreational legalization, including the development of a portfolio geared to address the needs of all cannabis consumers, and a retail model built to support substantive increases in consumer traffic.
Regardless of each state’s regulations, Cresco actively leverages its successes in its most developed markets (e.g., Illinois, Pennsylvania, and Massachusetts) to create expansion strategies across its geographic footprint. Cresco looks to other burgeoning markets to complement the growth in its core, including Ohio, Florida, and Michigan, while poising itself to unlock growth in new markets as adult-use regulations continue to develop. At the same time, Cresco will maintain its historical focus on compliance, control, efficiency, and product quality to cement itself as the most important multi-state operator within the cannabis industry. To support these ambitions, Cresco will:
(i)Pursue licenses, partnerships, or acquisition of cannabis operations to expand and deepen its position within the most important cannabis markets.
(ii)Complete application processes for states beginning or expanding their medical cannabis programs.
(iii)Invest in canopy expansion, automation, and facility design necessary to support demand across its footprint.
(iv)Complement its leading wholesale positions with tactical expansion of its retail footprint (e.g., store capacity, and new stores).
(v)Build the best portfolio of brands within the cannabis industry, supporting both today and tomorrow’s cannabis consumers.
Cresco has proven its ability to become operational in new markets and establish material positions throughout its geographic footprint and plans to continue this trend.
Cultivation
We currently operate or plan to operate ten (10) separate cultivation facilities, totaling approximately 0.4 million in current or planned cultivation square feet, across seven (7) states (Illinois, Pennsylvania, Ohio, Kentucky, Massachusetts, Michigan, and Florida). We operate indoor grow facilities, traditional green houses, and hybrid green houses. Our multiple cultivation and extraction facilities allow us to produce cannabis products across several product categories.
Designed to provide a high-quality product, increase yields, and minimize the possibility of crop failure, each of Cresco’s cultivation facilities is equipped with traditional commercial agriculture components, automated environmental control systems, robust monitoring systems and specialized lighting and fertigation systems. Developed over years of research, its carefully crafted SOPs are utilized to ensure crop quality and consistency at scale. Cresco has made significant investments in cultivation and processing facilities and plans to continue doing so.
Manufacturing
Cresco’s laboratory instrumentation gives it the ability to formulate and develop a variety of products based on traditional pharmaceutical delivery systems – inhalation devices (vape cartridges and pens), capsules, tablets, tinctures, topical salves, and edible forms with a variety of cannabinoid profiles. Cresco’s food and beverage manufacturing facilities are outfitted with equipment that allows it to produce shelf-stable quality confections with consistency. It is expected that 40-50% of the raw cannabis produced at Cresco’s cultivation facilities will be used at Cresco’s food & beverage manufacturing facilities and laboratories to make the vaporizable, oral, topical, and edible products sold under the Cresco®, High Supply® or Supply®, Good News®, RemediTM, Wonder Wellness Co.®, FloraCal® Farms or FloraCal®, and Mindy’sTM brands.
Dispensaries
Wholesale
Cresco collaborates with its retail partners on strategic in-store promotions, customer events, and shelf space tactics to ensure maximum sell throughput. The Company takes a data-driven approach in its efforts to create an optimized sale process.
Retail
As of March 5, 2026, the Company operates a total of seventy-three (73) dispensaries across Illinois, Pennsylvania, Ohio, New York, Massachusetts, and Florida, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate dispensaries Illinois, Massachusetts, New York, and Ohio have adult-use cannabis programs.
Seasonality
The Company’s business and operations do not experience marked seasonality.
Real Estate Strategy
Within its core markets, Cresco spends time and resources in selecting real estate in premium locations with significant traffic and proximity to popular attractions (restaurants, malls, sports arenas, hotels, etc.). Cresco targets retail spaces based on the market and available real estate.
Cresco utilizes both its internal real estate and legal teams as well as a network of real estate brokers to negotiate leases, acquisitions, dispositions and sales, and leaseback transactions on behalf of the Company. Cresco typically prefers five-to-ten year leases for its retail operations.
When leasing real estate is not possible, Cresco is willing to enter into purchasing arrangements.
Banking and Processing
Cresco deposits funds from its dispensary operations into its banking partners in each respective market. These state-chartered financial institutions are fully aware of the nature of Cresco’s business and continue to remain supportive of Cresco’s growth plans. Cresco’s dispensaries currently accept only cash and debit cards and do not process credit card payments. It is anticipated that over time all forms of payment will be accepted by each of the dispensaries subject to changes in federal banking laws currently prohibiting such use.
Product Selection and Offerings
Product selection for the Company’s retail operations is comprised of both Cresco manufactured and third-party brands and products in an effort to maximize demand and business performance across all relevant categories. Decisions related to product selection are made by retail and wholesale leaders from operations, finance, planning, buying, sales, and analytics teams. Product selection is based on historical demand and anticipated opportunity, product quality, margin potential, consumer feedback, and the ability for respective brands to scale.

Cresco’s manufactured products are sold through Company-owned and managed dispensaries as well as third-party dispensaries. Cresco sells bulk product and continues to explore distributing new branded products to other dispensaries through both Company-owned and third-party distributors. The full extent of this expansion will depend upon the ultimate extent of the Cresco-owned and managed retail footprint, as well as the ultimate expanded production capacity of Cresco’s cultivation and production facilities. See “Description of the Business” above, for further information on Cresco's family of brands.
Product Pricing
Cresco’s prices vary based on the market conditions and product pricing of vendor partners. Cannabis and cannabis product pricing is based on operating costs, materials costs, growth time, and other applicable variables. Additionally, product pricing reflects existing pricing regulations in Cresco’s markets where applicable.
Inventory Management
Cresco has comprehensive inventory management procedures, which are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Cresco’s cannabis and cannabis product inventory from delivery by a licensed distributor to sale or delivery to a consumer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the safety and quality of the products dispensed at Cresco’s retail locations. Cresco understands its responsibility to the greater community and the environment and is committed to providing consumers with a safe, consistent, and high-quality supply of cannabis.
Employees
As of December 31, 2025, Cresco had approximately 2,900 employees across its operating jurisdictions, primarily employed in Cresco’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. Cresco recruits, hires, and promotes individuals that are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative, and share its core values as a company. In addition, the safety of employees is a priority and Cresco is committed to the prevention of illness and injury through the provision and maintenance of a healthy workplace. Cresco takes all reasonable steps to ensure staff are appropriately informed and trained to ensure the safety of themselves as well as others around them.
Specialized Skill and Knowledge of Employees
To remain a leader in its field, Cresco relies on a motivated and experienced team, focused on offering the highest-quality product, in accordance with the regulations in force. The Company employs a diverse group of people for their particular administrative, operational, and financial expertise. In addition, the Company employs individuals with experience in cultivation and growing of wellness and medical marijuana.
Competition
With respect to retail operations, Cresco expects to compete with other retail license holders across the markets in which it operates. Many of Cresco’s competitors in those markets are small local operators as well as our peer group of publicly traded companies. In most markets there are also a large number of illegally operating dispensaries and fraudulent websites which serve as competition. However, legal, compliance, and law enforcement entities are expected to continue the reduction of these illicit operations. In addition to physical dispensaries, Cresco also competes with third-party delivery services, which provide direct-to-consumer delivery services.
In terms of cultivation and production, Cresco competes with other licensed cultivators and operators in the states in which it operates. Similar to retail, there are a number of illegally operating cultivators in certain markets which will serve as competition in the near-term. It is expected that compliance and law enforcement entities will continue the reduction of these illicit operations.
Intellectual Property
Cresco has developed numerous proprietary technologies and processes. These proprietary technologies and processes include its cultivation and extraction techniques, and certain cultivation equipment and irrigation systems. While exploring the patentability of these techniques and processes, Cresco relies on non-disclosure and confidentiality arrangements and trade secret protection.
Cresco has invested significant resources towards developing recognizable and unique brands and is in the process of seeking registration of trademarks with the U.S. Patent and Trademark Office and the states in which it operates. Cresco owns or operates numerous website domains (including but not limited to www.crescolabs.com, www.chooseremedi.com, www.crescocannabis.com, www.highsupplyofficial.com, www.mindysedibles.com, and www.sunnyside.shop), numerous social media accounts across all major platforms and various phone and web application platforms.
Cresco’s legal counsel monitors and proactively addresses potential intellectual property infringement. Additionally, Cresco maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.
Trademarks
Cresco currently has thirty-four (34) registered trademarks at the U.S. federal level. Additionally, Cresco currently has one hundred ten (110) registered trademarks across ten (10) states including Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, Florida, Maryland, and Arizona for the brands offered within each state. For additional details on the risks associated with the lack of trademark protection please see “Risk Factors – Intellectual Property.”
Ongoing application review is occurring at the Canadian and U.S. Federal level. Cresco anticipates feedback on the remaining submitted applications to be seen on a rolling basis. As such, Cresco will continue to rely on common law protection for these brands during the trademark registration process. Moreover, Cresco will proactively seek intellectual property protection for brand expansions in current markets as well as any new market expansion. For additional details on the risks associated with the lack of trademark protection, please see “Risk Factors - Intellectual Property.”
Patents
Cresco is in the process of registering one (1) patent for the proprietary technologies and processes specifically in the extraction process for producing liquid live resin. Cresco successfully registered one (1) patent in the aforementioned proprietary technologies and processes in the third quarter of 2020, one (1) patent in the second quarter of 2021, and one (1) patent in the third quarter of 2024. Cresco anticipates communication from the United States Patent and Trademark Office (“USPTO”) on the patent-pending application in the first half of 2026. For additional details on the risks associated with the lack of patent protection, please see “Risk Factors – Intellectual Property.”
U.S. Regulatory Environment
For an overview of the U.S. regulatory environment and how it affects Cresco’s business, please refer to the section titled “Federal Regulatory Environment” in the MD&A, which section is incorporated by reference herein.
While Cresco’s operations are in full compliance with all applicable state laws, regulations, and licensing requirements, for the reasons described above and the risks further described in the “Risk Factors” section below, there are significant risks associated with the business of Cresco. Readers are strongly encouraged to carefully read all of the risk factors contained in the “Risk Factors” section below.

State Regulatory Environment
For an overview of the regulatory landscape, licensing requirements, and details of licenses for each state where the Company operates, and how it affects Cresco’s business, please refer to the section titled “The States we Operate in, Their Legal Framework and How it Affects our Business” in the MD&A, which section is incorporated by reference herein.
RISK FACTORS
CANNABIS IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.
READERS ARE STRONGLY ENCOURAGED TO CAREFULLY READ ALL RISK FACTORS CONTAINED IN THIS SECTION.
The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company may also impair the operations of the Company. If any such risks occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, operating results, and growth plans of the Company could be materially adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks for an indefinite period of time and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Company shareholders should carefully evaluate the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this AIF.
The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) for issuers that currently have cannabis-related activities in U.S. states where such activity has been authorized within a state regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks, and Uncertainties	AIF Cross Reference
All Issuers with U.S. Marijuana-Related Activities
Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect, and ancillary industry involvement types noted in this table.
General Development of the Business MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Risk Factors
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities. Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors – U.S. Federal Regulation
Risk Factors – FDA or Bureau of Alcohol, Tobacco, Firearms, and Explosives regulation
Risk Factors – Variation in State Regulations
Risk Factors – Anti-money Laundering Laws and Regulations
Risk Factors – Access to Banks
Risk Factors – Investments in the U.S. May be Subject to Heightened Scrutiny
Risk Factors – Constraints on Marketing Products
Risk Factors – Intellectual Property
Risk Factors – Lack of Access to U.S. Bankruptcy Protections
Risk Factors – Legality of Contracts
Risk Factors – Risk of Civil Asset Forfeiture

Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.
Risk Factors – Risks of Legal, Regulatory, or Political Change Risk Factors – Access to Banks Risk Factors – Liquidity and Capital Resources
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	Note: The major operations of the Company are only in the U.S.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
Legal advice has been obtained.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks, and Uncertainties	AIF Cross Reference
U.S. Marijuana Issuers with direct involvement in cultivation or distribution
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.
MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

General Development of the Business – U.S. Industry Background and Trends
MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
Risk Factors – U.S. State Regulatory Uncertainty

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	Not applicable.
Provide reasonable assurance through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.
Cresco is not aware of any non-compliance. MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
U.S. Marijuana Issuers with material ancillary involvement
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.
Not applicable.
In accordance with Staff Notice 51-352, Cresco’s subsidiaries are directly engaged in the manufacture, possession, use, sale, or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the states of Illinois, Pennsylvania, Ohio, New York, Massachusetts, Michigan, and Florida. As of December 31, 2025, Cresco’s subsidiaries are no longer directly engaged in the manufacture, possession, use, sale, or distribution of cannabis in California. In accordance with Staff Notice 51-352, Cresco will evaluate, monitor, and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations, or notices of violation which may have an impact on any license, business activities, or operations will be promptly disclosed by the Company.

RISKS ASSOCIATED WITH THE BUSINESS OF THE COMPANY

U.S. Federal Regulation
CANNABIS IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.
The Company could be found to be violating laws related to cannabis. For an overview of the U.S. cannabis regulatory environment, refer to the “Federal Regulatory Environment” section in the MD&A. Below is a summary of the potential risks related to federal and state-level laws related to the operations of the Company.
Risk of U.S. Federal Law Proceedings Against the Company
Potential proceedings under U.S. federal law could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business and operating results, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets.
The Company continues to look to the guidelines of the DOJ Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the “Cole Memo”) as an industry best practice and continues to do the following to ensure compliance with the Cole Memo:
(i)ensuring the operations of its subsidiaries are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
(ii)the activities relating to the cannabis business adhere to the scope of the licensing obtained. Accordingly, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult-use, the products are only sold to individuals who meet the requisite age requirements;
(iii)the Company only works through licensed operators, which must pass a range of requirements, adhere to business practice standards, and are subjected to strict regulatory oversight whereby sufficient checks and balances to prevent revenue from being distributed to criminal enterprises, gangs, and cartels; and
(iv)the Company conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
On January 4, 2018, then U.S. Attorney General Jeff Sessions formally rescinded the Cole Memo. Despite its rescission, as of December 21, 2021, federal prosecutors appear to continue to use the Cole Memo’s priorities as an enforcement guide. On February 5, 2025, Pam Bondi became the Attorney General of the United States. During her congressional testimony, Attorney General Bondi gave no indication that she would begin prosecutions of state licensed cannabis operators. Moreover, on December 18, 2025, President Trump signed an executive order directing Attorney General Bondi to move cannabis from Schedule I to Schedule III in the most “expeditious manner” possible. The order also directs federal agencies to reduce barriers for medical research into cannabis and accelerate studies on its benefits and risks. However, this neither the executive order nor Schedule III would change the fact that the production and sale of cannabis is illegal under Federal law.
Each year since 2014, Congress has passed what is commonly referred to as the Rohrbacher-Farr Amendment (now Joyce Amendment). The Joyce Amendment prohibits the Department of Justice from using any resources to prosecute state-licensed medical cannabis providers that comply with state medical cannabis laws. As of December 31, 2025, there were more than a dozen other proposed congressional bills addressing myriad issues regarding the cannabis industry, from banking and tax reform to full legalization.

The Company maintains a compliance program and standard operating procedures to help ensure compliance with the Cole Memo and state law. However, the Company’s operations remain illegal under U.S. federal law and consequently there are significant risks associated with the business of the Company.
FDA or Bureau of Alcohol, Tobacco, Firearms and Explosives (“BATFE”) Regulation
Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II or Schedule III controlled substance, it is possible that the FDA would seek to more stringently regulate cannabis under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting, processing, and labeling of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If the Company is unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have a material adverse effect on the Company’s business, financial condition, and operating results.
It is also possible that the federal government could seek to regulate cannabis under the U.S. BATFE. The BATFE may issue rules and regulations related to the use, transporting, sale, and advertising of cannabis or cannabis products, including smokeless cannabis products.
Change of Cannabis Laws
It is possible that U.S. federal or state legislation could be enacted in the future that would prohibit the Company from selling cannabis and cannabis products or impose new restrictions on the Company’s ability to operate in the U.S., which would materially adversely affect its business, financial condition, and operating results.
Risk of Legal, Regulatory or Political Change
Delays in the enactments of new state or U.S. federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use cannabis. If such regulations are not enacted, or enacted but subsequently repealed or amended or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.
The Company’s business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny, or further scrutiny, by the FDA, SEC, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale, or use of cannabis for medical or nonmedical purposes in the U.S.. Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, financial condition, and operating results would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.
The Company is aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, financial condition, and operating results.
The commercial medical and adult-use cannabis industry is immature and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a detailed compliance program with dedicated staff who oversee, maintain, and implement the compliance program and personnel. In addition to the Company’s robust legal and compliance departments, the Company also has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. The Company’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the cannabis industry.
Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, financial condition, and operating results.
WARNING TO CANADIAN INVESTORS - Canadian Investors May be Barred from Entering the U.S.
Todd Owen, former executive assistant commissioner for the Office of Field Operations of the U.S. Customs and Border Protection Agency (“CBP”) has stated that Canadians who work in the cannabis industry and those who invest in the cannabis sector risk a lifetime ban on travel to the U.S. The CBP will continue to apply long-standing U.S. federal laws and regulations that treat cannabis as a banned substance and participants in the cannabis industry as drug traffickers who are inadmissible into the U.S. Although some U.S. states have eased cannabis laws, the U.S. continues to maintain a federal prohibition that applies at the border. CBP officials are not planning to go out of their way to interrogate every Canadian traveler about cannabis use. However, other factors may cause them to raise the topic. In July 2018, a venture capitalist from Vancouver, British Columbia who had invested more than $100,000 into legal American cannabis companies, was denied entry to the U.S. and barred from future entry as his investments were deemed to be assisting and abetting in the illicit trafficking of drugs.
On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal, or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers, and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the U.S. for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

Risk of Civil Asset Forfeiture
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

U.S. State Regulatory Uncertainty
The rule-making process for cannabis operators at the state level, in any state, will be ongoing and result in frequent changes. If the Company is unable to maintain a compliance program to manage regulatory risk, its ability to operate its business could be materially adversely affected. Notwithstanding the Company’s efforts, regulatory compliance, and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Company will receive the requisite licenses, permits, or cards to operate its businesses.
In addition, local laws and ordinances could limit, restrict, and ban cannabis businesses like the Company’s from operating within their jurisdiction even if such activities are legal at the state level. Land use, zoning, local ordinances, and similar laws could be adopted or changed impairing the Company’s ability to operate its business and have a material adverse effect on the Company’s business.
The Company is aware that some states are considering special taxes or fees on businesses in the cannabis industry. Illinois has, for example, imposed a license transfer surtax. The additional fees and taxation on the cannabis industry by states could have a material adverse effect upon the Company’s business and operating results.
The Company is required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending, or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend, and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend, or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended, or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, and operating results.
The Company may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of funds, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and operating results.
Variation in State Regulations
Variations in state and local regulation, and enforcement in states that have legalized cannabis, may restrict cannabis-related activities, including activities related to state-regulated medical and adult-use cannabis, which may negatively impact the Company’s revenues and prospective profits.
The cannabis laws of each state are not necessarily consistent with those of other states. A number of states have decriminalized cannabis to varying degrees, other states have created exemptions specifically for medical cannabis, and several have decriminalization, adult-use, and medical cannabis laws. Despite the current state of the federal law and the CSA, the states of Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, Washington, and the District of Columbia, have legalized adult-use of cannabis. Adult-use sales have not yet begun in Virginia. Additionally, although the District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.
There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions. In most states, the cultivation of cannabis for personal use continues to be prohibited except for those states that allow small-scale cultivation by a medical cannabis card holder or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis may indirectly and adversely affect the Company’s business, financial condition, and operating results.
Permits and Authorizations
The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with, or to obtain or maintain, the necessary licenses, permits, authorizations, or accreditations could result in restrictions on the Company’s ability to operate its business, which could have a material adverse effect on the Company’s business, financial condition, and results of operations.
Reliance on Licenses
The Company’s ability to cultivate, store, produce, and distribute medical and adult-use cannabis products in Illinois, Pennsylvania, Ohio, Kentucky, New York, Massachusetts, Michigan, and Florida is dependent on maintaining its licenses in good standing with each applicable State regulator. Failure to comply with the requirements of any of its licenses or any failure to maintain any of the licenses would have a material adverse impact on the business, financial condition, and operating results of the Company. The Company’s (or its subsidiaries) licenses related to its ability to cultivate, store, produce, and distribute medical and adult-use cannabis products (as applicable) in Illinois, Florida, Pennsylvania, Ohio, Kentucky, Massachusetts, Michigan, and New York are currently in good standing.
Information Technology Systems and Cyber-Attacks
The Company is increasingly dependent on digital technology, including information systems and related infrastructure, to process and record financial and operating data, and communicate with its employees and business partners. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, and destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems, and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Cyber incidents, including both deliberate attacks and unintentional events, are occurring with increasing frequency, sophistication, and financial impact across all industries. Such incidents may involve unauthorized access to Company systems or data, the theft or misuse of sensitive information, data corruption, or disruptions to critical operations and online services. The Company recognizes cybersecurity as an ongoing business risk and continues to strengthen its safeguards and monitoring capabilities to protect its assets, operations, and stakeholders. The Company’s technologies, systems, and networks (and those of Company suppliers) have been the target of cyber-

attacks and/or information security incidents that have resulted in the unauthorized release, misuse, loss, or destruction of proprietary, personal, and other information, or other disruption of the Company’s business operations. While the Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future as a result of attacks of a similar nature or otherwise. Any such incident could result in widespread negative publicity, damage to the Company’s reputation, a loss of patients and customers, and disruption of the Company’s business and legal liabilities. In addition, if any of the Company’s critical suppliers is the subject of a cyber or ransomware attack, the Company could experience a significant disruption in its supply chain and possibly shortages of key resources. The Company maintains a formal Cybersecurity Program led by its Chief Information Officer, Zach Marburger. This program is designed to safeguard the Company’s digital assets, data, and systems through a comprehensive approach to risk management and security governance. While no cybersecurity framework can entirely eliminate exposure to evolving threats, the Company is committed to maintaining strong defenses and continuously enhancing its capabilities. As the cyber threat landscape becomes increasingly complex, the Company anticipates ongoing investments in technology, personnel, and processes to strengthen its security posture, minimize potential impacts, and support long-term operational resilience.

Additionally, the Company may store and collect personal information about patients and customers and are responsible for protecting that information from privacy breaches that may occur through procedural or process failure, IT malfunction, or deliberate unauthorized intrusions. Any such theft or privacy breach, or one that involved competitively sensitive or other protected information, may have a material adverse effect on the Company’s business, financial condition, and operating results. The Company is subject to laws, rules, and regulations in the U.S. and other jurisdictions relating to the collection, processing, storage, transfer, and use of personal data. The Company is subject to various privacy and data protection laws, rules, and regulations applicable in the jurisdictions in which it operates. These laws impose requirements related to the collection, processing, storage, transfer, and use of personal data, as well as obligations to notify regulators, individuals, and other stakeholders in the event of a data breach. Compliance with these legal and regulatory requirements imposes significant costs on the Company, including investments in technology, personnel, training, and external advisory services, and such costs are expected to increase over time as privacy and data protection laws continue to evolve and expand in scope. In addition, non-compliance could result in proceedings against the Company by governmental entities and/or significant fines, could negatively impact the Company’s reputation and may otherwise adversely impact the Company’s business, financial condition, and operating results.

Reliance on Management
The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its senior management. While equity awards, employment agreements, or management agreements are customarily used as a primary method of retaining the services of key employees, these awards and agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, financial condition, and operating results.
Difficulty in Recruiting and Retaining Management and Key Personnel
The Company’s future success depends on its key executive officers and its ability to attract, retain, and motivate qualified personnel.
Future success largely depends upon the continued services of the Company’s executive officers and management team. If one or more of the executive officers are unable or unwilling to continue in their present positions, replacements may not be readily available, if at all. Additionally, the Company may incur additional expenses to recruit and retain new executive officers. If any of the executive officers joins a competitor or forms a competing corporation, the Company’s results may decline as a result. Finally, the Company does not maintain “key person” life insurance on any of its executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect the Company’s business, financial condition, and operating results.

The continuing ability to attract and retain highly qualified personnel is critical to the Company’s success because it will need to hire and retain additional personnel as the business grows. There can be no assurance that qualified personnel will be retained or available. Due to the increasing competition for skilled personnel in the U.S. cannabis industry and the U.S., in general, it is difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, the Company may not be able to effectively manage or grow its business, which could adversely affect its financial condition and operating results.
Internal Controls
The Company has incurred and will continue to incur expenses and, to a lesser extent, diversion of its management’s time in its efforts to implement and maintain internal controls over financial reporting, including compliance with Section 404 of the Sarbanes-Oxley Act. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations. Any testing by the Company conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by the Company’s independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to the Financial Statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the SVS.
A material weakness related to information technology general controls was identified as existing as of December 31, 2025, and 2024. Remediation efforts have placed, and will continue to place, a significant burden on management and add increased pressure on our financial reporting resources and processes. The accuracy of our financial reporting may in the future be, adversely impacted if we are unable to successfully remediate material weaknesses in a timely manner, or if any additional material weaknesses in our internal control over financial reporting are identified. In addition, if our remedial efforts are insufficient, or if additional material weaknesses or significant deficiencies in our internal control occur in the future, we could be required to restate the Financial Statements, which could materially and adversely affect our business, results of operations, and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weaknesses or deficiencies, subject us to regulatory investigations and penalties, harm our reputation, cause a decline in investor confidence, or otherwise cause a decline in our stock price.
The Company does not expect that its internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Industry Immaturity
As a relatively new industry with an unusual regulatory landscape, there are not many established operators in the cannabis industry whose business models we can follow or build upon. Similarly, there is limited information about comparable companies available to industry participants and potential investors to review in making business and investment decisions. Shareholders and investors should consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the expansion or operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the SVS to the extent that investors may lose their entire investment.
Limited Operating History
With its high-growth strategy, Cresco does not have a history of profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.
Unreliability of Forecasts
Any forecasts made by the Company about its operations and the cannabis industry in general may prove to be inaccurate. Due to ongoing regulatory and policy changes in the medical and adult-use cannabis industries and unreliable levels of market supply, the market data available is limited and unreliable. The Company must rely largely on its own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which its business operates. Additionally, any market research and Company projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data. The Company’s failure to achieve its projections could materially adversely affect the price of the SVS.
Goodwill and Intangible Valuation
We test goodwill for impairment at least annually. We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, including declines in stock price, market capitalization, or reduced future cash flow estimates and slower growth rates in our industry. Depending on the results of our review, we may be required to record a significant charge to earnings in the Financial Statements during the period in which any impairment of our goodwill or intangible assets was determined, negatively impacting our results of operations.
During the year ended December 31, 2025, the Company determined it is more likely than not that the carrying value of the intangible assets in New York exceeded their fair value due to updated forecasts and projections, resulting in impairment charges of $93.5 million. During the year ended December 31, 2024, the Company determined it is more likely than not that the carrying value of the intangible assets in California exceeded their fair value due to updated forecasts and projections, resulting in impairment charges of $2.3 million. For further discussion on impairment, refer to the “Selected Financial Information” section in the MD&A.
Access to Banks
The Company has had, and in the future expects to continue to have, difficulty accessing the service of banks, which may make it difficult for it to operate.
Since the use of cannabis is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to cannabis, U.S. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Likewise, cannabis businesses have limited, if any, access to credit card processing services. As a result, cannabis businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues. The inability to open or maintain bank accounts or take credit cards may make it difficult for the Company to operate its businesses.

Liquidity and Capital Resources
The Company may have liquidity and access to capital risks due to its limited access to banking institutions (See “Risk Factors – Access to Banks”) and the economic state of the cannabis industry. The lack of access to banks impairs its ability to deal with larger banks who may have easier access to more affordable capital and who have the ability to provide same day revolver accounts. This higher cost of capital and lack of flexibility negatively impacts the Company’s liquidity, especially due to its cash retention requirements associated with its senior debt facility.
Additionally, with the lack of federal changes in legislation, markets are wary of the future outlook and growth of the Company. This reduces the number of investors willing to invest in the Company as they may not want to take on the risks related to a company that transacts in a federally illegal substance and other investors willing to take the risk may not have the amount of capital needed by the Company.
Legality of Contracts
Because the Company’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Company may face difficulties in enforcing its contracts in U.S. federal and certain state courts.
Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers
Most of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.
Intellectual Property
If the Company fails to protect its intellectual property, its business could be adversely affected. Viability will depend, in part, on the Company’s ability to develop and maintain the proprietary aspects of its technology to distinguish its products from its competitors’ products. The Company relies on copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect its intellectual property.
The Company will not be able to register any U.S. federal trademarks for its cannabis products due to producing, manufacturing, processing, possessing, distributing, selling, and using cannabis being a crime under the CSA. The Company intends to reevaluate how it approaches intellectual property protection in the event cannabis becomes descheduled federally. As it stands, the USPTO will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the common law and geographic areas in which it conducts business. The use of its trademarks outside the states in which it operates by one or more other persons could have a material adverse effect on the value of such trademarks. The Company has taken steps to register its rights with the USPTO for federally legal hemp products.

The Company may face future challenges and risks in registering patents, although the risk level is unclear due to the USPTO’s acceptance of patents with cannabis oil and cannabinoids within the underlying processes or novel art. If the Company’s patents expire, are invalidated or found to be unenforceable, or if its patent applications cannot be prosecuted fully, the Company may be subject to competition from third parties with products in the same class as its own products or devices. Further, patent protection is unavailable at the state level.
Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. The Company may have to engage in litigation to protect the rights to its intellectual property, which could result in significant litigation costs and require a significant amount of its time. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company.
Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue.
The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.
Although the Company believes that its technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred, or may occur, which could have a material adverse effect on the business. Because of laws disfavoring the patenting and publication of cannabis-related technologies, prior art relevant to the Company’s or its competitors’ patents and patent applications may not be readily identified during normal patent examination processes, resulting in the issuance of claims that might not have otherwise issues in a field with more known prior art. In addition, because patent applications take months to publish and patent applications can take years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that cover the Company’s invention.
The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products and pay royalties or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business.
There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its operating results.
Trade Secrets
The Company’s trade secrets may be difficult to protect as it depends upon the skills, knowledge, and experience of its scientific and technical personnel, consultants, and advisors, as well as licensors and contractors. Because of the highly competitive nature of the U.S. cannabis industry, the Company relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties’ confidential information developed by the receiving party or made known to the receiving party by the Company during the course of the receiving party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the Company will be the Company’s exclusive property and the Company enters into assignment agreements to perfect its rights.
These confidentiality, inventions, and assignment agreements may be breached and may not effectively assign intellectual property rights to the Company. Trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive, and time-consuming and the outcome would be unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.
Website
Prospective customers may be deterred from doing business with the Company with a significant nationwide online presence because of fears of U.S. federal or state enforcement of laws prohibiting possession and sale of medical or commercial use cannabis.
The Company’s website is visible in jurisdictions where medicinal and/or adult-use of cannabis is not permitted and, as a result, the Company may be found to be violating the laws of those jurisdictions. The Company could lose potential customers as they could fear federal prosecution for buying its cannabis, reducing its revenue.
Competition
The Company faces intense competition from other companies, some of which have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, and operating results.
Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of consumers of cannabis in the states in which the Company operates its business increases, the demand for products and qualified talent will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To become and remain competitive, the Company will require research and development, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis which could materially and adversely affect its business, financial condition, and operating results.
Managing Growth
The Company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which would impair its business and operating results.
In addition, the Company intends to expand the scope of its operations and activities. If it is successful in executing its business plan, it will experience growth that could place a significant strain on its business operations, finances, management, and other resources.
Factors that may place strain on the Company’s resources include, but are not limited to, the following:
•the need for continued development of financial and information management systems;
•the need to manage strategic relationships and agreements with manufacturers, customers, and partners; and
•difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.
Additionally, any growth may impose a significant burden on its administrative and operational resources. The need to effectively manage growth will require the Company to expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that the Company will be successful in recruiting and retaining new employees or retaining existing employees.

The Company cannot provide assurances that its management will be able to manage this growth effectively and the failure to successfully manage growth could materially adversely affect the business, financial condition, and operating results.
Inability to Innovate
If the Company is unable to continually innovate, the Company’s ability to maintain its existing customers and attract new customers may be adversely affected. In the area of innovation, the Company must be able to develop new products that appeal to its customers. This depends, in part, on the technological and creative skills of the Company’s personnel and on its ability to protect its intellectual property rights. The Company may not be successful in the development, introduction, marketing, and sourcing of new products or innovations, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.
The Inability to Integrate Acquisitions
Material acquisitions, dispositions, and other strategic transactions involve a number of risks for the Company, including: (i) potential disruption of the Company’s business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized or may take longer to realize than anticipated; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain assets. Multiple non-material acquisitions, dispositions or strategic transactions that occur on or about the same time, even though not individually material, may present similar risks to the Company.
Additionally, the Company has in the past and may issue in the future SVS in connection with such transactions, which would dilute a shareholder’s holdings in the Company.
The presence of one or more material liabilities of an acquired company that are known, but believed to be immaterial, or unknown to the Company at the time of acquisition could have a material adverse effect on the Company’s business, financial condition, and operating results. A strategic transaction may result in a significant change in the nature of the Company’s business, operations, and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction, or integrating any acquired business into the Company’s operations.
Failure to Complete Acquisitions or Realize Benefits Therefrom
The Company expects to complete acquisitions in the future. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected and there can be no assurance that the Company’s business will ultimately benefit from these transactions.
If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds. Failure to complete the Company’s proposed or contemplated acquisitions could have a material adverse effect on the Company’s business, financial condition, and operating results.
The Company’s acquisition strategy may result in the Company failing to realize the growth opportunities and synergies currently anticipated due to, among other things, challenges associated with integration of the operations and personnel of the Company with potential acquisition targets and the ability of the combined company to attract capital.
The Company may acquire companies with no significant sources of operating cash flow and no revenue from operations, that are in early stages of development or that have high-risk profiles. These acquisitions will be subject to risks and uncertainties that new companies with no or limited operating history may face. In particular, there is a risk that these acquisitions will not be able to meet anticipated development targets or will not generate revenue at all. If these companies underperform or fail to continue to develop, their businesses may fail, which could have a material adverse effect on our business, financial condition, and operating results
Reliance on Third-Party Suppliers, Manufacturers, and Contractors; Reliance on Key Inputs
The Company’s business is dependent on a number of key inputs from third parties including raw materials, primarily packaging materials, and supplies related to its cultivation and production operations, as well as electricity, water, and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., the Company’s third-party suppliers, manufacturers, and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third parties could materially impact the business and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If the Company becomes reliant upon a sole source supplier and it was to go out of business or suspend services, the Company might be unable to find a replacement for such source in a timely manner, on terms acceptable to the Company or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services on appropriate terms and on a timely basis could have a materially adverse impact on the Company’s business, financial condition, and operating results.
Lack of Access to U.S. Bankruptcy Protections
Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company, which would have a material adverse effect on the Company.
Operational Risk
The Company will be affected by a number of operational risks, and it may not be adequately insured for certain risks, including labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, wildfires, earthquakes, and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities, and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company’s business, financial condition, and operating results. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. Moreover, while the Company has obtained insurance coverage to cover certain aspects of its business operations, because the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with its insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary. This lack of insurance coverage could have an adverse impact on the Company’s business, financial condition, and operating results.
Insurance Coverage
There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Cresco is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently, or may in the future, operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.
The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses, and possible legal liability.
The Company’s insurance coverage may be inadequate to cover all significant risk exposures as it will be exposed to liabilities that are unique to the products the Company offers. While the Company intends to maintain insurance for certain risks, the amount of its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs resulting from risks and uncertainties of its business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to the Company, or at all, could have a material adverse effect on its business, financial condition, and operating results. The Company has business interruption insurance. However, a significant business disruption or natural disaster could result in substantial costs and diversion of resources.
Investments in the U.S. May be Subject to Heightened Scrutiny in Canada
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges, and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.
Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical and adult-use cannabis in the U.S., or any other applicable jurisdiction, could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business and operating results.
Settlements of Trades
On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and the Clearing and Depository Services Inc. (“CDS Clearing”), an operating subsidiary of the Canadian Depository for Securities Ltd., as it relates to issuers with cannabis-related activities in the U.S.. The MOU confirms, with respect to the clearing of listed securities, that CDS Clearing relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS Clearing ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS is listed on a stock exchange, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the SVS would become highly illiquid until an alternative was implemented, investors would have no ability to effect a trade of the common shares through the facilities of the applicable stock exchange.

Constraints on Marketing Products
The development of the Company’s business, financial condition, and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.
Environmental Risk and Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of cannabis or cannabis products, or from proceeding with the development of its operations as currently proposed.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations, and permits governing the production, manufacturing, or sale of cannabis or cannabis products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures, production costs, manufacturing costs, or reduction in levels of production, manufacturing, sales, or require abandonment or delays in development.
Holding Company
The Company is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. Consequently, the Company’s cash flows and ability to complete current or desirable future opportunities are dependent on the earnings of its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such entities and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of the Company’s material subsidiaries, holders of indebtedness, and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.
Anti-money Laundering Laws and Regulations
The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping, and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

(USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.
In February 2014, the Department of the Treasury Financial Crimes Enforcement Network issued a memorandum (the “FinCEN Memo”) providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that then Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memo. In addition, the House of Representatives has passed the Secure and Fair Enforcement Banking Act of 2019 (the “SAFE Banking Act”), which would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. Despite approval by the House of Representatives in the past, it is unclear if the SAFE Banking Act will continue to be approved by the House after the change in control of the House or be passed by the Senate and signed into law.
In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada.
Challenging Global Economic Conditions
The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default, and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, and operating results.
Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication, or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company actively reviews existing and proposed measures to seek to assess the impact of them on the Company’s business, changes in tariff rates, import duties, and other new or augmented trade restrictions could have a number of negative impacts on the Company’s business, including higher consumer prices and reduced demand for the Company’s products and higher input costs.

Impact of Inflation
The U.S. economy is experiencing a period of high rates of inflation. The Company’s ability to raise its selling prices depends on market conditions and there may be periods during which the Company may be unable to fully recover increases in its costs, which could have a material adverse effect on the Company’s business, financial condition, and operating results.
Health Epidemics and Diseases, such as COVID-19
A local, regional, national, or international outbreak of a contagious disease, such as COVID-19, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages, and increased government regulation all of which may negatively impact the business, financial condition, and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the financial condition of the Company’s customers, resulting in reduced spending for the products we sell. Moreover, an epidemic, pandemic, outbreak, or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic, or other health crisis could also lead to the complete or partial closure of one or more of our stores, facilities, or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely affect Cresco’s business, financial condition, and results of operations.

Unfavorable Tax Treatment of Cannabis Businesses; Risk of Tax Position
Under Section 280E of the U.S. Tax Code (“Section 280E”),“no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the U.S. Internal Revenue Service (“IRS”) to cannabis operations, prohibiting them from deducting business expenses other than those directly related to sales of cannabis product. Section 280E, therefore, has a lesser impact on cultivation and manufacturing operation but a significant impact as to retail operations and organizational expenses. It results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E and a higher effective tax rate than most industries and that an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss. Operating in compliance with state laws, Cresco has taken the position that Section 280E does not apply to its business and therefore has recorded a corresponding uncertain tax position starting with tax year 2023. There is a risk that the IRS could challenge the Company’s position which could result in significant tax and other liabilities.
U.S. Tax Classification of the Company
The Company is a Canadian corporation but is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code of 1986 as amended (the “U.S. Tax Code”). Section 7874 of the U.S. Tax Code contains rules that can cause a non-U.S. corporation to be taxed as a U.S. corporation for U.S. federal income tax purposes. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the U.S.. (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (such treatment is referred to as an inversion) if each of the following three (3) conditions are met: (i) the non-U.S.

corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations issued by the IRS (“Treasury Regulations”), substantially all of the assets held, directly or indirectly, by a U.S. corporation or U.S. trade or business, (ii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the non-U.S. corporation by reason of holding shares of the U.S. acquired corporation, trade or business, and (iii) after the acquisition, the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.
The Company intends to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company, as defined in the Income Tax Act (“ITA”), for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the U.S. which could have a material adverse effect on its business, financial condition, and operating results. The Company may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.
It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.
Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.
Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.
Because the SVS will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate, and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.
EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.
Fluctuations in Currency Exchange Rates
Fluctuations in currency rates may significantly and adversely impact the Company’s financial position and operating results. The Company does not have in place a policy for managing or controlling foreign currency risks since, to date, its primary activities have not resulted in material exposure to foreign currency risk.
Consumer Acceptance of Cannabis
The Company’s ability to generate revenue and be successful in the implementation of the Company’s business plan is dependent on consumer acceptance and demand of Cresco products. Acceptance of Cresco products will depend on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept Cresco products, or if such products fail to meet customers’ needs and expectations adequately, the Company’s ability to continue generating revenues could be reduced. A drop in the retail price of medical cannabis products may negatively impact the Company’s business, financial condition, and operating results.

The demand for Cresco products depends in part on the price of commercially-grown cannabis. Fluctuations in economic and market conditions that impact the prices of commercially-grown cannabis, such as increases in the supply of such cannabis and the decrease in the price of products using commercially-grown cannabis, could cause the demand for cannabis products to decline, which would have a negative impact on the Company’s business, financial condition, and operating results.
Unfavorable publicity or consumer perception
Management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the cannabis produced. Consumer perception of the Company’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products. The Company’s dependence upon consumer perceptions means that such adverse reports, whether or not accurate or with merit, could ultimately have a material adverse effect on the Company’s business, financial condition, and results of operation. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could also have such a material adverse effect. Although the Company uses quality control processes and procedures to ensure its consumer-packaged goods meet its standards, a failure or alleged failure of such processes and procedures could result in negative consumer perception of the Company’s products or legal claims against the Company. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.
Certain of the Company’s products are e-vapor or “vape” products. The use of vape products and vaping may pose health risks. According to the Centers for Disease Control, vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the FDA, consumers currently have no way of knowing whether they are safe for their intended use or what types or concentrations of potentially harmful chemicals or by-products are found in these products. It is also uncertain what implications the use of vape or other inhaled products, such as flower that is smoked, may have on respiratory illnesses such as that caused by the COVID-19 pandemic. Adverse findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of vape or other inhaled products, including adverse publicity regarding underage use of vape or other inhaled products, may adversely affect the Company.
Security Risks
As cash businesses, the premises of the cannabis dispensaries are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing, and dispensary facilities could be subject to break-ins, robberies, and other breaches in security. In the event of robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, and cultivation and processing equipment could have a material adverse impact on the business, financial condition, and results of operation of the Company.
As the Company’s business involves the movement and transfer of cash which is collected from dispensaries and used to purchase trim, accessories, etc. or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company has engaged security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Risk of Litigation
From time to time in the normal course of business operations, the Company may become subject to litigation that may result in liabilities material to its financial statements as a whole or may negatively affect its operating results if changes to its business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the Company’s insurance coverage for any claims could adversely affect its business and the results of operations.
The Company’s participation in the medical and adult-use cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various U.S. federal, state, or local governmental authorities against the Company or its subsidiaries. Litigation, complaints, and enforcement actions involving the Company, or its subsidiaries could consume considerable amounts of financial and other corporate resources, which could have a negative impact on the Company’s business, financial condition, and operating results.
Risks Inherent in an Agricultural Business
The Company’s business involves the growing of medical and adult-use cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases, and similar agricultural risks. Although the Company expects that cannabis cultivation will be completed indoors under climate- controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.
Vulnerability to Rising Energy Costs
Adult-use and medical cannabis growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, financial condition, and operating results of the Company.
Product Liability
As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that Cresco’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.
A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, results of operations, and financial condition. A product liability claim or regulatory action against the Company could prevent or inhibit the commercialization of the Company’s potential products, result in materially increased costs, adversely affect the Company’s reputation with its clients and consumers generally, and have a material adverse effect on its results of operations and financial condition. Although the Company has secured product liability insurance, there can be no assurances that the Company will be able to maintain its product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

Product Recalls
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company as its owner could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.
Increased Costs Due to Being a Listed Public Company in Canada and Registered with the SEC
As a listed public company in Canada and a company registered with the SEC, the Company is subject to the reporting requirements, rules, and regulations under the applicable Canadian and U.S. securities laws and the CSE. The requirements of existing and potential future rules and regulations will increase the Company’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on the Company’s personnel, systems, and resources, which could adversely affect the Company’s business, financial condition, and results of operations.
As a public company, there are costs associated with legal, accounting, and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.
Newly Established Legal Regime
The Company’s business activities rely and will continue to rely on newly established and developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, the SEC, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale, or use of cannabis for medical or nonmedical purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations, or initiatives that may be proposed or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

RISKS ASSOCIATED WITH THE COMPANY’S INDEBTEDNESS
Substantial Indebtedness
As of December 31, 2025, the Company had $311 million outstanding on its Senior Secured Loan, net of unamortized debt issuance costs, which matures on or prior to August 13, 2030, and $19 million outstanding on its Mortgage Loans, net of debt issuance costs, which converts to a term loan on November 1, 2028.
The Company’s substantial indebtedness could have important consequences. For example, it could, among other things:
•require the Company to dedicate a substantial portion of available cash flow to pay interest on its outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;
•limit flexibility in planning for and reacting to changes in the Company’s business and in the industry in which it operates;
•increase the Company’s vulnerability to general adverse economic and industry conditions and to deterioration in operating results;
•limit the Company’s ability to engage in strategic transactions or implement its business strategies;
•limit the Company’s ability to borrow additional funds, or to refinance, repay, or restructure its indebtedness on terms favorable to the Company, or at all; and
•place the Company at a disadvantage compared to any competitors that have less debt.
Any of the factors listed above could materially and adversely affect the Company’s business and results of operations.
If the Company does not have sufficient cash flow to service its debt, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money, or sell securities, none of which the Company can guarantee it will be able to do.
The Company expects to require substantial additional capital in the future, which may be in the form of debt. The Senior Secured Term Loan contains restrictions on the ability to incur additional indebtedness. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, incur additional indebtedness, or to refinance its existing indebtedness on commercially reasonable terms, or at all, may materially and adversely affect its business, financial condition, and operating results.
Ability to Service Indebtedness
The Company’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, regulatory, and other factors, many of which are beyond the Company’s control, will affect its ability to make payments on its indebtedness.
The required repayment of the Senior Secured Term Loan may be accelerated if, among other things, any governmental authority enforces a prohibition or ban on the Company’s business or if certain cannabis-related licenses are revoked, suspended, or canceled without replacement.
If the Company does not generate sufficient cash flow from operations to satisfy its debt service obligations, it may have to pursue alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. The Company’s ability to refinance or restructure its debt will depend on the capital markets, the prevailing regulatory environment, and the Company’s financial condition at such time. In addition, the terms of the Senior Secured Term Loan may restrict the Company from adopting some of these alternatives. The Company’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on the Company’s business, financial position, results of operations, and cash flows.
Restrictive Covenants
The Senior Secured Term Loan contains a number of restrictive covenants imposing significant operating and financial restrictions on the Company and some or all of its subsidiaries, including restrictions that may limit the Company’s ability to engage in acts that may be in its long-term best interests.
The Senior Secured Term Loan includes covenants restricting, among other things, the ability of the Company and its subsidiaries to:
•incur or guarantee additional debt;
•pay dividends or make redemptions, repurchases or distributions, with respect to equity interests;
•create or incur liens;
•make loans or investments;
•engage in mergers, acquisitions, amalgamations, asset sales, and sale and leaseback transactions; and
•engage in transactions with affiliates.
The Mortgage Loans include covenants restricting, among other things, the ability of the Company and its subsidiaries to:
•make investments;
•dispose of assets; and
•incur additional debt.
In addition, the Company must maintain cash and cash equivalents held on a consolidated basis by the obligors under the Senior Secured Term Loan of at least $30 million.
The operating and financial restrictions and covenants in the Senior Secured Term Loan, Mortgage Loans and any future financing agreements may adversely affect the Company’s ability to finance future operations or capital needs or to engage in other business activities. If a default occurs under the Senior Secured Term Loan or the Mortgage Loans, the lenders may, subject to certain cure periods, elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and enforce their security interest over certain of the Company’s assets. If the Company was unable to repay outstanding borrowings when due, the lenders would have the right to proceed against the collateral granted to them to secure the loans.
RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY
MVS Voting Control
The Company’s SVS are entitled to one vote per share, the PVS are entitled to 200 votes per share (subject to adjustment in accordance with the terms thereof) and the MVS are entitled to 2,000 votes per share. Due to their ownership of the MVS, along with their PVS and SVS holdings, Charles Bachtell, Robert Sampson, Thomas J. Manning, and the Brian McCormack Trust (the “MVS Holders”) exercise approximately 73% of the voting power in respect of the Company’s outstanding shares as of March 5, 2026. Each MVS may be transferred by a MVS

Holder only to the MVS Holder’s immediate family members and certain related entities of the MVS Holder or, with the prior written consent of the Company, to a current member of the Company’s board of directors.
Accordingly, the MVS Holders (or their permitted transferees) potentially have the ability to control the outcome of matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all, or substantially all, of the assets of the Company.
This concentrated control of the Company could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company, or a sale of all, or substantially all, of the assets of the Company. Conversely, this concentrated control could allow the MVS Holders to consummate a transaction that the Company’s other shareholders do not support. In addition, the MVS Holders may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business, financial condition, and operating results.
Charles Bachtell, Robert Sampson, and Thomas J. Manning each owe a fiduciary duty to the Company’s shareholders, due to their positions as directors, and in the case of Charles Bachtell as Chief Executive Officer of the Company, and are obligated to act honestly and in good faith with a view to the best interests of the Company, when serving in such positions. However, as shareholders, Charles Bachtell, Robert Sampson, and Thomas J. Manning are entitled to vote the shares over which they have voting control, in their own interests, which may not always be in the interests of the other shareholders of the Company.
Potential for Conflict of Interest
All decisions to be made by such directors and officers involving the Company are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Company. In addition, such directors and officers are required to declare their interests in, and such directors are required to refrain from voting on any matter in which they may have a material conflict of interest. For a description of certain risks associated with the Company’s multi-voting share class structure, see “MVS Voting Control.”
Certain of the Company’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships, and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors’ and officers’ conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. This does not impact the directors’ and officers’ obligation to act honestly and in good faith with a view to the Company’s best interests. However, in conflict-of-interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.
Unpredictability Caused by the Capital Structure and MVS Voting Control; Tax Receivable Agreement
Although other Canadian-based companies have multi-class or multiple voting share structures, the MVS Holders’ voting control over the Company and the Company’s capital structure, including its Up-C structure, a newly formed parent company, organized as a corporation, and it subsidiary, the pre-public offering operating entity, structured as an LLC, and the significant amount of outstanding equity securities of Cresco LLC, which are redeemable from time to time for SVS, could result in a lower trading price for, or greater fluctuations in, the trading price of the SVS or result in adverse publicity to the Company or other adverse consequences.

In addition, in connection with the Business Combination, the Company’s subsidiary, Cresco U.S. Corp (“Cresco Corp”), entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Cresco LLC and certain other holders of Cresco LLC Common Units4 (the “TRA Parties”), which confers certain benefits to the TRA Parties that will not be received by the holders of SVS. Under the Tax Receivable Agreement, the TRA Parties will receive a payment from Cresco Corp that reflects a portion of the tax benefit that Cresco Corp realizes as a result of its increased share of the tax basis of the assets of Cresco LLC when a TRA Party redeems or exchanges its Cresco LLC Common Units for SVS or cash (such basis increase is referred to as the “Basis Adjustments”). The Tax Receivable Agreement generally requires Cresco Corp to pay 85% of the tax benefits to a TRA Party when those benefits are treated as realized under the terms of the Tax Receivable Agreement.
The payment obligations of Cresco Corp under the Tax Receivable Agreement are expected to be significant. The amount of existing tax basis and anticipated tax basis adjustments and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of the SVS at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount of deductions able to be realized by Cresco Corp especially due to the application of Section 280E, the amount and timing of the taxable income allocated to Cresco Corp or otherwise generated by Cresco Corp in the future, the portion of the payments under the Tax Receivable Agreement constituting imputed interest and the federal and state tax rates then applicable. While the payments under the Tax Receivable Agreement are meant to be 85% of the tax benefits received by Cresco Corp, there can be no assurance that Cresco Corp will be able to finance its obligations under the Tax Receivable Agreement when they become due. Any payments made to TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Cresco Corp (or to the Company or Cresco LLC) and, to the extent that Cresco Corp is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Cresco Corp. There can be no assurance that Cresco Corp will be able to fund or finance its obligations under the Tax Receivable Agreement and the failure to do could have a material adverse effect on the Company’s business, financial condition, and operating results. In addition, the Company will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits to the Company are subsequently disallowed by tax authorities. As a result, it is possible that Cresco Corp could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.
In addition, Cresco Corp’s future obligations to make payments under the Tax Receivable Agreement could make the Company a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. Although the Company will retain 15% of the amount of the tax benefits, this and other aspects of the Company’s organizational structure may adversely impact the future trading market for the SVS. In certain cases, including upon a change of control of the Company, payments under the Tax Receivable Agreement may be accelerated or significantly exceed any actual benefits that the Company realizes in respect of the tax attributes subject to the Tax Receivable Agreement, which could have a substantial negative impact on the Company’s liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control.
Dilution due to Additional Issuances of SVS or Subsidiary Securities
The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of SVS and existing shareholders will have no preemptive rights in connection with such further issuance. The Company’s Board has discretion to determine the price and the terms of further issuances. Moreover, additional SVS will be issued by the Company on the conversion of the PVS in accordance with their terms. The Company may also issue SVS to finance future acquisitions. The Company cannot predict the size of future issuances of SVS or the effect that future issuances and sales of SVS will have on the market price of the SVS. Issuances of a substantial number of additional SVS, or the
4 Common Units means those units designated by Cresco LLC after Cresco LLC effected a recapitalization of its outstanding unit capital in connection with the Business Combination, whereby under such recapitalization all previously issued Cresco LLC Units were combined into a single class of non-voting units of Cresco LLC.

perception that such issuances could occur, may adversely affect prevailing market prices for the SVS. With any additional issuance of SVS, investors will suffer dilution to their voting power and the Company may experience dilution in its revenue per share.
Additionally, the subsidiaries of the Company, such as Cresco Corp and Cresco LLC, may issue additional securities, including non-voting common shares in the capital of Cresco (“Cresco Redeemable Shares”), Cresco Redeemable Units and Appreciation Only LTIP Units5 (“AO LTIP Units”), Full Value LTIP Units6 (“FV LTIP Units”), or other classes or series of membership units issued in accordance with Exhibit A of the A&R LLC Agreement (“LTIP Units”) to new or existing shareholders, members or security holders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of SVS in the Company and materially adversely impact the market price of the SVS. Further, the sale of a substantial number of such securities, or the perception in the market that holders of a large number of securities intend to sell securities, could reduce the market price of the SVS and could impair the Company’s ability to raise capital through the sale of additional equity securities.
Additional Financing
The Company expects to require substantial additional capital in the future to expand its product lines, develop its intellectual property base, increase production capabilities, and expand its operations in states where it currently operates and states where it currently does not have operations. The Company may not be able to obtain additional financing on terms acceptable to it, or at all. If the Company fails to raise additional capital, as needed, its ability to continue its operations and to implement its business model and strategy could be materially adversely affected.
Even if the Company obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Company will depend on numerous factors including: (i) the Company’s profitability; (ii) the release of competitive products by peers; (iii) the level of investment in research and development; and (iv) the amount of capital expenditures and acquisitions. There can be no assurance that the Company will be able to obtain capital in the future to meet its needs or on terms which are acceptable.
Although the Company has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. Due to the current laws and regulations governing financial institutions in the U.S., banks often refuse to provide services to businesses involved in the cannabis industry, U.S. multistate operators are currently not permitted to list securities on the U.S. exchanges and U.S. investors and banks are reluctant to provide financing to U.S. multistate operators such as the Company. Consequently, it may be difficult for the Company to obtain additional financing in the U.S. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable.
5 Appreciation Only LTIP Units means a unit of Cresco LLC which is designated in the applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.
6 Full Value LTIP Units means a unit of Cresco LLC which is designated in the applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

No Guaranteed Return
There is no guarantee that an investment in the SVS will earn any positive return in the short, medium, or long term. There is no assurance that holders of the SVS will receive cash distributions or any rate of return on, or repayment of, their investment in the SVS. In fact, an investor could lose its entire investment in the SVS.
Volatile Market Price of the SVS and Other Listed Securities
The market price of the SVS and other listed securities of the Company has been, and is likely to continue to be, highly volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of SVS or such other securities to sell their securities at an advantageous price. Market price fluctuations in the SVS or such other securities may be due to, among other factors: (i) the Company’s operating results failing to meet expectations of securities analysts or investors in any period; (ii) downward revision in securities analysts’ estimates; (iii) adverse changes in general market conditions or competitive, regulatory, or economic trends; (iv) regulatory changes affecting the Company’s industry generally and its business and operations; (v) adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates; (vi) acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments; (vii) public announcements by the Company or its competitors or government and regulatory authorities of material events; (viii) operating and share price performance of the companies that investors deem comparable to the Company; (ix) and, the addition or departure of the Company’s executive officers and other key personnel. These broad market fluctuations may adversely affect the market price of the SVS or such other securities.
Financial markets have, at times, historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Accordingly, the market price of the SVS and other listed securities of the Company from time to time, may decline even if the Company’s operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations and its ability to obtain additional financing may be adversely impacted, and the trading price of the SVS and such other securities may be materially adversely affected.
Negative Cash Flow from Operating Activities
The Company sustained a net loss during the fiscal years ended December 31, 2025 and 2024. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future, which could lead to negative cash flows from operating activities. The Company has implemented cost cutting measures in order to maintain positive cash flows from operating activities, however, the Company’s operating expenses could increase as it implements initiatives to continue to grow its business or pursue acquisitions. If the Company is unsuccessful at managing its operating expenses, it may have a material adverse effect upon the Company’s business, financial condition, and operating results.
Dividends
The Company has no cash dividend record and does not anticipate paying any cash dividends on the SVS in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholding. The Senior Secured Term Loan restricts the Company’s ability to pay dividends on the SVS.
Tax
Canadian federal and provincial and U.S. federal and state tax issues should be taken into consideration prior to investing in the SVS. The Company is a holding company with most of its operations being conducted in the U.S.

through U.S. subsidiaries. The return on an investor’s investment is subject to taxes and to changes in Canadian and U.S. tax laws. There can be no assurance that tax laws, regulations, or judicial or administrative interpretations of these laws and regulations will change in a manner that fundamentally alters the tax consequences to investors holding or disposing of the SVS.
Investors should consult their own tax advisor for advice regarding the tax issues with respect to holding the SVS for your local jurisdiction.
DIVIDENDS AND DISTRIBUTIONS
It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. As a result, it is not contemplated that dividends will be paid on the SVS in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Company’s Board and will be made in accordance with applicable law and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions, and any other factors that the Company’s Board deems relevant. The Senior Secured Term Loan restricts the Company’s ability to pay dividends on the SVS. See “Risk Factors.”
DESCRIPTION OF CAPITAL STRUCTURE
The Company is authorized to issue an unlimited number of SVS, PVS, MVS, and SSVS. As of December 31, 2025, the outstanding share capital of the Company consists of: (i) 343,232,815 SVS; (ii) 81,492 PVS (which are convertible on a 1:200 basis into 16,298,484 SVS); (iii) 500,000 MVS; and 1,589 SSVS (as-converted to SVS).
Summary of Share Provisions
For information on the Company’s SVS, PVS and MVS shares, the Description of Share Capital of Cresco, the Description of Unit Capital of Cresco, the A&R LLC Agreement, the Tax Receivable Agreement, and the Support Agreement, please refer to the section titled “Description of the Securities” in the Filing Statement, which section is incorporated by reference herein. The Filing Statement was filed by the Company on November 30, 2018, and is available on SEDAR+ at www.sedarplus.ca.

On June 29, 2020, the Company filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to create a class of Special Subordinate Voting Shares (“SSVS”) and amend the rights and restrictions of SVS, PVS, and MVS.

On June 3, 2022, the Company amended and restated the investment agreement originally dated as of November 30, 2018, among the holders of MVS and the Company. As amended and restated, the investment agreement provides that the Company will repurchase all of the MVS not later than the first business day after the first annual meeting of shareholders of the Company following any future listing of the SVS on a U.S. national securities exchange.

At the meeting of shareholders of the Company held on July 15, 2022, the shareholders approved a special resolution that the Company’s articles be altered. On June 1, 2023, the Company amended its articles in accordance with the approved shareholder resolution, such that following a listing of the SVS on a United States national securities exchange:

(i)the Company may not issue any new MVS,
(ii)any MVS repurchased by the Company must be cancelled and may not be reissued, and
(iii)at the time that there are no MVS outstanding, the Company may take such appropriate action (without the need for shareholder action or approval) as may be necessary to remove the MVS from the Company’s authorized share structure.

Special Subordinate Voting Shares

Right to Vote
Holders of SSVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of SSVS will be entitled to one vote in respect of each SVS into which such SSVS could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per SSVS.

Class Rights
As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right or special right attached to the SSVS. In connection with the exercise of these voting rights, each holder of SSVS will have one vote in respect of each SSVS.

Rights to Subscribe; Pre-Emptive Rights
The holders of SSVS are not entitled to a right of first refusal to subscribe for, purchase, or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company now or in the future.

Dividends
The holders of SSVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as-converted basis, assuming conversion of all SSVS into SVS at the conversion rate of 0.00001 SVS per SSVS (“Special Conversion Ratio”)) as to dividends and any declaration or payment of any dividend on the SVS. No dividend will be declared or paid on the SSVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS and the PVS.

Participation
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SSVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SSVS (including, without restriction, the MVS), be entitled to participate ratably along with all other holders of SVS (on an as-converted to SVS basis), the PVS (on an as-converted to SVS basis) and the SVS.

Changes
The SSVS may be subdivided or consolidated by resolution of the directors (or a committee thereof) without the simultaneous subdivision or consolidation of the SVS, the PVS, and the MVS in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the voting rights of the SSVS are correspondingly adjusted such that the aggregate number of votes held by all holders of SSVS prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of SSVS following the subdivision or consolidation.

Ownership Restrictions	The SSVS may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not specified U.S. persons.
Transfer Restrictions
No SSVS or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Company Board (or a committee thereof), which may be withheld in its sole discretion.

Redemption Rights
The Company has the right to redeem all or some of the SSVS from any holder thereof at any time by providing two days prior written notice (the “Redemption Notice”) to such holder for either: (i) cash, at a price per SSVS equal to the Special Conversion Ratio (as may be adjusted in accordance with its terms) multiplied by the average volume-weighted average trading price of the SVS on the CSE (or such other stock exchange or quotation system the SVS are then principally listed or quoted) for the 10 trading days immediately prior to the date of the Redemption Notice; or (ii) SVS at the Special Conversion Ratio, as may be adjusted in accordance with its terms. The Company need not redeem SSVS on a pro-rata basis among the holders of SSVS.

Conversion
Holders of SSVS have a restricted right to convert into 0.00001 SVS per SSVS, subject to customary adjustments for certain corporate changes. The ability to convert the SSVS is subject to the prior written consent of the Company Board or a committee thereof. The Company may require each holder of SSVS to convert all, and not less than all, of the SSVS at the applicable Special Conversion Ratio, if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of SSVS): (i) the Company is no longer a “foreign private issuer” (as determined in accordance with Rule 3b-4 of the U.S. Exchange Act); or (ii) the Company Board (or a committee thereof) determine that the SSVS are no longer necessary or required.

MARKET FOR SECURITIES
Subordinate Voting Shares - Trading Price and Volume
The issued and outstanding SVS are listed and posted for trading on the CSE under the symbol “CL.” The following table sets forth the reported intraday high and low prices and monthly trading volumes of the SVS from January 1, 2025, up to December 31, 2025.7

Period	High Trading Price (in C$)	Low Trading Price (in C$)	Volume
January 2025	$1.47	$1.21	2,030,934
February 2025	$1.74	$1.17	2,833,557
March 2025	$1.26	$0.76	3,127,347
April 2025	$1.35	$0.75	4,520,684
May 2025	$1.36	$0.80	2,262,507
June 2025	$0.85	$0.60	13,708,910
July 2025	$1.02	$0.65	6,109,238
August 2025	$2.20	$0.79	10,804,235
September 2025	$1.97	$1.31	7,100,036
October 2025	$2.12	$1.53	4,669,664
November 2025	$1.73	$0.89	4,964,812
December 2025	$3.12	$0.99	13,941,480
7 https://finance.yahoo.com/quote/CL.CN/history/

CONSOLIDATED CAPITALIZATION
The following table summarizes the long-term notes payable and loans payable and share capital of Cresco and the Company as of December 31, 2025.

THE COMPANY
($ in thousands)
Total Long-term notes payable and loans payable	$417,095
Security	Total
Subordinate Voting Shares(1)	343,232,815
Proportionate Voting Shares(2)	16,298,484
Cresco Redeemable Units(3)	85,299,120
Special Subordinate Voting Shares	1,589
Shares Outstanding (on an as-converted to Subordinate Voting Share basis)	444,832,008
Options(4)	19,786,565
Restricted share units	26,466,983
Fully-Diluted Outstanding(6)	491,085,556
Super Voting Shares(5)	500,000
(1)SVS includes 1,128,221 net shares pending issuance or cancellation. In the aggregate, the SVS represent approximately 25.2%% voting control.
(2)As discussed above under the heading “Description of the Securities,” in order to maintain foreign private issuer status, certain U.S. resident members of Cresco will receive PVS rather than SVS on a 1:200 basis. PVS carry voting and economic rights proportionate to SVS. Each PVS is convertible into 200 SVS. This table presents the PVS on an as-converted basis. In the aggregate, the SVS represent approximately 1.2%% voting control.
(3)Cresco Redeemable Units are convertible to PVS on a 200:1 basis and such PVS are convertible into SVS on a 1:200 basis.
(4)19,786,565 options outstanding at a weighted average exercise price of $2.23 per SVS. 18,115,551 SVS reserved for future grants.
(5)Each carrying 2,000 votes. In the aggregate, the MVS represent approximately 73.6% voting control and are not convertible into SVS or other equity securities of the Company.
(6)Fully-Diluted Outstanding shares assumes conversion of all outstanding instruments which could have a dilutive effect (currently or in the future).

DIRECTORS AND EXECUTIVE OFFICERS
The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and if an existing officer of Cresco prior to the Business Combination, the date on which the person became such an officer. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.
Directors and Officers

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer / Director Since	Principal Occupation(s)(1)	Securities of Company Directly or Indirectly Held(2)
					Security Class	Number of Securities	Percentage Owned
Charles Bachtell(5) Chicago, IL, United States	47	Chief Executive Officer and Director	03/2015	Chief Executive Officer	MVS	132,932	26.59%
					Redeemable Units	12,347,597	14.65%
					PVS	5,313	6.53%
					SVS	1,022,614	0.29%
Sharon Schuler Laconia, NH, United States	55	Chief Financial Officer	09/2024	Chief Financial Officer	SVS	70,350	0.02%
John Schetz, Chicago, IL, United States	49	General Counsel	06/2018	General Counsel	SVS	120,834	0.03%
Gregory Butler Chicago, IL, United States	46	President	02/2020	President	SVS	158,080	0.05%
Angie Demchenko Chicago, IL, United States	45	Chief People Officer	07/2019	Chief People Officer	SVS	244,991	0.07%
Zach Marburger Chicago, IL, United States	40	Chief Information Officer	01/2019	Chief Information Officer, Cresco	SVS	288,290	0.08%
Robert M. Sampson(3)(6) Chicago, IL, United States	50	Director	05/2015	EVP - CrossCountry Mortgage	MVS	133,308	26.66%
					Redeemable Units	6,101,049	7.24%
					PVS	4	0.00%
					SVS	4,020,000	1.15%
Gerald Corcoran(3)(5) Winnetka, IL, United States	70	Director	03/2017	CEO & Chairman of the Board of R.J. O’Brien & Associates, LLC	SVS	1,267,987	0.36%

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer / Director Since	Principal Occupation(s)(1)	Securities of Company Directly or Indirectly Held(2)
Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer / Director Since	Principal Occupation(s)(1)	Security Class	Number of Securities	Percentage Owned
Thomas J. Manning(5) Evanston, IL, United States	70	Director and Chairman	10/2016	Chairman, Cresco Board	MVS	133,760	26.75%
					PVS	500	0.61%
Randy D. Podolsky(3)(4)(5) Lake Forest, IL, United States	71	Director	12/2016	Real Estate – Podolsky & Associates, Ltd	Redeemable Units	260,604	0.31%
					SVS	303,797	0.09%
Michele Roberts(4) New York, NY, United States	69	Director	06/2020	Director	SVS	20,000	0.01%
Marc Lustig(6) Vancouver, BC Canada	52	Director	01/2020	Director	SVS	1,010,724	0.29%
					SSVS	158,940,757	100.00%
(1)For prior occupations of each director and officer for the last 5 years, if applicable, please see biographies below.
(2)Includes as-converted holdings of PVS, SVS, MVS, SSVS, and Cresco Redeemable Units as of the date of this AIF. Excludes all options outstanding and unvested restricted stock units.
(3)Denotes members of the audit committee for the Company. The Company’s audit committee meets the composition requirement for “venture issuers” as set out in NI 52-110.
(4)Denotes member of the nominating and governance committee of the Company.
(5)Denotes member of the executive committee of the Company.
(6)Denotes member of the compensation committee of the Company.

As of the date of this AIF, the directors and executive officers of the Company (as listed in this AIF), as a group, beneficially owned, or controlled or directed, directly or indirectly, on a non-diluted basis, a total of (i) 8.5 million SVS, representing approximately 2.5% of the total number of outstanding SVS, (ii) 1.2 million PVS (as-converted), representing approximately 7.1% of the total number of outstanding PVS, (iii) 1,589 SSVS (as-converted), representing all of the outstanding SSVS, (iv) 0.4 million MVS, representing 80.0% of the total number of outstanding MVS, and (v) 18.7 million Cresco Redeemable Units, representing approximately 22.2% of the total number of outstanding Cresco Redeemable Units.
Biographies
The following are brief profiles of the Company’s executive officers and directors.
Charles Bachtell, Chief Executive Officer and Director
Charles Bachtell serves as a director and the Company’s Chief Executive Officer since February 2015. Prior to joining the Company, Mr. Bachtell served for eight years as the Executive Vice President and General Counsel of Guaranteed Rate. Mr. Bachtell past experience as an attorney and brings with him legal expertise in both corporate governance and regulatory compliance. Mr. Bachtell is a founding member of the Illinois Cannabis Bar Association and cannabis industry trade associations in Illinois, Pennsylvania and Ohio. He is the current Chairman of the National Cannabis Roundtable. Mr. Bachtell also serves on the Board of Trustees of DePaul University and as an adjunct Professor at Northwestern University Pritzker School of Law, where he teaches a course on the legal and regulatory issues in the emerging cannabis industry.

Sharon Schuler, Chief Financial Officer
Sharon Schuler joined the Cresco team as Chief Financial Officer in late 2024 and brings more than twenty (20) years of experience in finance, strategy, and operations across both private equity and publicly traded midsize and global multibillion-dollar organizations in retail and wholesale. Prior to joining Cresco Labs, Ms. Schuler was responsible for planning and analysis of BJ’s Wholesale Club’s short and long-term financial outlook. Prior to that, she spent over twenty (20) years in senior financial management roles for large public and private national retailers, including The TJX Companies, Clarks America, and Caleres. Ms. Schuler holds an MBA in Integrated Management and a bachelor’s in economics from Michigan State University.
John Schetz, General Counsel
John Schetz serves as the Company’s General Counsel. Prior to joining the Company, Mr. Schetz served as Executive Vice President, General Counsel, and Secretary of Stericycle, Inc., where he was responsible for global legal affairs. Prior to his tenure at Stericycle, Mr. Schetz was a partner in the Corporate Department of McDermott Will & Emery LLP in Chicago. Mr. Schetz’s experience as a partner in a large law firm and as Chief Legal Officer of a multinational public company brings to the Company a broad and deep understanding of legal and business matters across multiple industries.
Gregory Butler, President
Greg Butler serves as the Company’s President. Prior to joining the Company, Mr. Butler served as Operational Partner at MINIMAL, a global award-winning design firm, overseeing MNML Ventures, the creative capital accelerator of MINIMAL. Prior to his service at MINIMAL, Mr. Butler worked at MillerCoors where he led the Miller Family of brands, a $2 billion portfolio, overseeing more than $225 million in annual spend. Mr. Butler brings to the Company a strong background in driving brand growth for top-tier CPG companies and business growth and capital management strategic advising for leading private equity portfolio companies.
Angie Demchenko, Chief People Officer
Angie Demchenko is responsible for overseeing all aspects of human resources, its practices, and operations to meet the needs of the constantly evolving business. Previously, she served as Vice President, Head of Human Resources for Starwood Retail Partners, the retail real estate arm of Starwood Capital Group and leading operator of shopping malls and lifestyle centers. In addition, she was the Vice President, Human Resources for General Growth Properties, one of the largest shopping mall owners in the U.S. prior to its acquisition by Brookfield Property Partners, and Senior Vice President, Human Resources for Jones Lang LaSalle, a Fortune 500 commercial real estate services firm.
Zach Marburger, Chief Information Officer
Zach Marburger is the Company’s Chief Information Officer. He is responsible for overseeing the technological and data infrastructure throughout the organization and designing, scaling, and implementing technological systems and data platforms to optimize the customer experience. As an entrepreneur, he was previously involved in Colorado’s cannabis technology industry. He was the founder and Chief Executive Officer of Whaxy, a startup offering software tools like menu management and online ordering for cannabis retail dispensaries and businesses. It was acquired by cannabis technology platform MassRoots in 2016. In addition, he was also the co-founder and Chief Executive Officer of Topple Track, a startup providing a scalable, self-serve, content monitoring platform for musicians and record labels, which was acquired by Symphonic Distribution in 2015.
Robert M. Sampson, Director
Robert Sampson serves as a director of the Company. Mr. Sampson has more than twenty (20) years of operating experience in large business, including twelve (12) years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of

Cresco, Mr. Sampson oversaw the construction of two (2) 40,000 square foot cement precast structures and one (1) 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of CrossCountry Mortgage, a mortgage firm based in Cleveland.
Gerald Corcoran, Director
Gerry Corcoran serves as a director of the Company. Mr. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000. He was also Chairman of RJO until July 2024 when RJO was acquired by StoneX. Mr. Corcoran is currently Chairman of the National Futures Association (“NFA”) and has served as board member for 18 years. The NFA is the self-regulatory organization for the futures industry. Corcoran currently serves on the FIA’s Executive Committee. He has been a member of FIA’s Board of Directors since March 2008 and served as Chairman from July 2014 until March 2016. The FIA provides important representation with regulators around the world.

Thomas J. Manning, Chairman and Director
Thomas J. Manning serves as Chairman of the Board of Directors of the Company. Mr. Manning joined the Board in October 2016 and previously served as Executive Chairman until January 2023. Mr. Manning is the former Chairman and Chief Executive Officer of Dun & Bradstreet, a leading provider of corporate information and analytics. Mr. Manning serves as a director of CommScope and until December 2023, ChinData. He is also a former Senior Fellow at Harvard University’s Advanced Leadership Initiative, an executive-in-residence at the Booth School of Business at the University of Chicago, and an adjunct faculty member at the University of Chicago Law School where he taught corporate governance, private equity, innovation, and US-China relations. He was based in Hong Kong for nearly 20 years and served as CEO of Cerberus Capital Asia, Capgemini Asia, and Ernst & Young Consulting Asia, and as a senior partner at Bain & Company. During the past decade, he served on the boards of various publicly listed Chinese companies, including Bank of Communications, Gome Electrical Appliances, AsiaInfo-Linkage, iSoftStone, and Clear Media. Earlier in his career, he was extensively involved in the medical field as the founder and CEO of a biomedical device company and a founder of McKinsey's health care consulting practice.

Randy D. Podolsky, Director
Randy D. Podolsky serves as a Director of the Company. During his fifty (50) year commercial real estate career he served entrepreneurial, corporate, institutional, and not-for-profit clients, and was Managing Principal of his firm from 1986 through 2015. Mr. Podolsky has provided personalized transaction, contract negotiation, and advisory services to financial institutions, users, owners, and not-for-profits. Mr. Podolsky also managed commercial properties and developed numerous industrial and office projects. Now operating under the name of Riverwoods Development Partners his most recent development project was the creation of Navy Pier Marina, a recreational and commercial boat marina at Chicago’s iconic Navy Pier. Mr. Podolsky previously served as a board member and chair of the real estate committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. Mr. Podolsky is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the District Commodore (“DCO”) of the Great Lakes District Western Region in 2009 and 2010.

Michele Roberts, Director
Ms. Roberts serves as a director of the Company. From 2014 to 2022, Ms. Roberts has served as the Executive Director of the National Basketball Players Association (the “NBPA”), working on behalf of NBA players to ensure their rights are protected and are fairly compensated for the value they bring to the sport and their impact on society. Prior to joining the NBPA, she was a trial lawyer with Skadden, Arps, Slate, Meagher & Flom. Her practice focused on complex civil and white-collar criminal litigation before state and federal courts and in administrative proceedings. Ms. Roberts is a Fellow of the American College of Trial Lawyers. She worked for eight (8) years in the office of the Public Defender Service for the District of Columbia, where she was named Chief of the Trial Division and served as counsel in more than forty (40) jury trials. Ms. Roberts is a frequent lecturer and presenter to both the bench and bar on a variety of topics related to litigation and trial practice. She taught trial advocacy as an adjunct member of the faculty at Harvard Law School and was an instructor with the National Institute of Trial Advocacy.
Marc Lustig, Director
Marc Lustig serves as a director of the Company. Mr. Lustig was the founder and Chief Executive Officer of Cannabis Royalties & Holdings Corp. (“Origin House”), a leading distributor of cannabis products including its owned brands in California and other markets. Following the acquisition of Origin House by Cresco in January 2020, Mr. Lustig oversaw capital markets activities for Cresco, including executing on the Company’s capital strategy, until he left such role in mid-2021. He continues to assist from time to time in managing relationships with Cresco’s various capital markets stakeholders.
Cease Trade and Bankruptcy
On July 21, 2025, the British Columbia Securities Commission issued a cease trade order for Marc Lustig. The cease trade order was based on an allegation that Mr. Lustig made changes to his beneficial ownership of, or control or direction over, securities of which he is a reporting insider without filing the required insider reports, as required by section 3.3 of National Instrument 55-104 - Insider Reporting Requirements and Exemptions within the prescribed time in accordance with National Instrument 55-102 – System for Electronic Disclosures by Insiders (SEDI). As of the date of this AIF the matter is still pending.

With the exception of Mr. Lustig, none of the Company’s directors or executive officers has, within the ten (10) years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the Company access to any exemption under securities legislation, in each case for a period of more than thirty (30) consecutive days.
None of the Company’s directors or executive officers has, within the ten (10) years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.
No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company, or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

PROMOTERS
No person or company has been within the two (2) years immediately preceding the date of this AIF, a promoter of the Company.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter of and no such proceedings or actions are known by the Company to be contemplated.
There have been no material penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, during the most recently completed financial year.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below and elsewhere in this AIF no director, executive officer, unitholder, or shareholder that beneficially owns, controls, or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three (3) years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
AUDITOR, TRANSFER AGENT, AND REGISTRAR
The auditor of the Company is Baker Tilly and the transfer agent and registrar for the SVS, PVS, SSVS, and MVS is Odyssey Trust Company at its principal offices in Calgary, Alberta.
MATERIAL CONTRACTS
The Company is a party to the following material contracts:
•Support Agreement entered into by and among the Company, Cresco Corp, and Cresco LLC (see the “Description of Capital Structure – Support Agreement” section for greater detail.);
•Tax Receivable Agreement entered into by and among Cresco Corp, Cresco LLC, the Cresco Members, and the Cresco LTIP Unitholders (see the “Description of Capital Structure – Tax Receivable Agreement” section for greater detail.);
•A&R LLC Agreement (see the “Description of Capital Structure – Description of Unit Capital of Cresco – A&R LLC Agreement” section for greater detail.);
•Senior Secured Term Loan Agreement entered into by and among the Company, a third-party administrative agent, and a syndicate of lenders (see the “General Development of the Business – Debt Financing Activities” section for greater detail.); and
•Mortgage Loans agreement entered into by and among the JDRC Ellenville, LLC, a subsidiary of the Company and a third-party lender (see the “General Development of the Business – Debt Financing Activities” section for greater detail.).
INTERESTS OF EXPERTS
No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) or as having prepared or certified a report or valuation described or included in a filing made by the Company under NI 51-102 holds any beneficial interest, direct or indirect, in any securities or property of Cresco or of an associate or affiliate of Cresco and no such person is expected to be elected, appointed, or employed as a director, senior officer, or employee of Cresco or of an associate or affiliate of Cresco and no such person is a promoter of Cresco or an associate or affiliate of Cresco. Baker Tilly is independent of the Company under the standards of the Public Company Accounting Oversight Board and the rules and regulations of the SEC.

AUDIT COMMITTEE
Pursuant to section 224(1) of the BCBCA and NI 52-110, the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons, or employees of the Company, or an affiliate of the Company.
Audit Committee Charter
The Audit Committee Charter is set forth in Schedule A attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be “independent” and all of whom must be “financially literate” (as defined under NI 52-110).
Composition of the Audit Committee
The Audit Committee is currently comprised of:

Gerald F. Corcoran	Independent	Financially literate
Robert M. Sampson	Independent	Financially literate
Randy D. Podolsky	Independent	Financially literate
Relevant Education and Experience of Audit Committee Members
Gerald F. Corcoran
Gerald F. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000. He was also Chairman of RJO until July 2025 when RJO was acquired by StoneX. Celebrating its Centennial in 2014, Chicago-based RJO is the nation’s oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). Mr. Corcoran joined RJO in 1987 as Chief Financial Officer and served in this capacity until 1992 when he was promoted to Chief Operating Officer. RJO is regulated by the Commodity Futures Trading Commission (“CFTC”) and subject to PCAOB standards. Therefore, Mr. Corcoran’s service as an executive and a member of the audit committee of RJO provided him with a vast amount of experience navigating highly regulated financial environments. Prior to joining RJO, Mr. Corcoran served as the Controller of the Chicago Sun-Times, which at the time was the nation’s seventh largest daily newspaper. In July 2014, Mr. Corcoran was elected Chairman of the FIA, and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options, and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the board of directors and executive committee of the NFA, the self-regulatory organization for the futures industry and a de facto regulator, of which Mr. Corcoran served on the executive committee for over five years. Mr. Corcoran previously served on the Board of the Institute for Financial Markets and is a former member of the Risk Committee of CME Group. Both the NFA and CME Group are also regulated by the CFTC, further bolstering Mr. Corcoran’s experience in dealing with financial regulators. Additionally, Mr. Corcoran is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Robert M. Sampson
In addition to being one of the founders of Cresco, Robert Sampson has more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems, including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of Crosscountry Mortgage, a mortgage firm based in Cleveland. Mr. Sampson holds a B.S. degree from Aurora University and an A.A. degree from College of DuPage.
Randy D. Podolsky
Randy D. Podolsky has served entrepreneurial, corporate, institutional and not-for-profit commercial real estate clients for over 40 years and served as Managing Principal of his firm from 1986 to 2015. Now operating under the name of Riverwoods Development Partners, Mr. Podolsky provides personalized transaction and contract negotiation and advisory services to financial institutions, users, owners, and not-for-profits for all facets of commercial real estate. Mr. Podolsky’s most recent project was developing Navy Pier Marina, a 100% transient marina at Navy Pier in Chicago, which opened in June 2025. Mr. Podolsky recently served as a board member and chair of the real estate committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. During his tenure, Mr. Podolsky orchestrated the District’s bond refinancing, increased the value of its real estate and derived income, spearheaded adoption of the Harbor Master Plan, and, most notably, negotiated the agreements for the District’s first marina use development by a private party in over four decades. Additionally, he is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected DCO of the Ninth Western Region from 2009 to 2010. Mr. Podolsky holds a B.A. degree from Loyola University.
Audit Committee Oversight
During the year ended December 31, 2025, no recommendations of the Audit Committee to nominate or compensate an external auditor were rejected by the Board.
Reliance on Certain Exemptions
As an issuer listed on the CSE, the Company currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to reporting obligations under NI 52-110.

External Auditor Service Fees (By Category)
Effective June 9, 2026, Cresco terminated Marcum as the Company’s auditor and appointed Baker Tilly as the successor auditor.
The aggregate fees billed by the Company’s external auditors in the years ended December 31, 2025 and 2024 are set out below:

	Baker Tilly		Marcum
Category	2025	2024	2025	2024
Audit Fees(1)	$1,704,091	$—	$1,381,635	$2,473,090
Audit-Related Fees(2)	90,000	—	61,180	8,000
Tax Fees	—	—	—	—
Other Fees(3)	—	—	—	1,200
Total	$1,794,091	$—	$1,442,815	$2,482,290
Notes:
(1)
Audit Fees include fees for performance of the annual audit of the Company’s Financial Statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports, and reviews of other documents required by legislation or regulation.

(2)	Audit-Related Fees include fees related to consents and reviews of other securities filings.
(3)	Other Fees include fees related to a background check conducted for the newly appointed Chief Financial Officer.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular dated August 11, 2025, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Additional financial information is provided in the Financial Statements and MD&A, which are also available on SEDAR+ and EDGAR. Additional information relating to the Company can also be found under the Company’s profile on SEDAR+ and EDGAR.

APPENDIX A
AUDIT COMMITTEE CHARTER CRESCO LABS INC.
CHARTER OF THE AUDIT COMMITTEE
This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers, and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Cresco Labs Inc. (“Cresco”).
1.0PURPOSE
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
1.financial reporting and disclosure requirements;
2.ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and
3.external and internal audit processes.
2.0COMPOSITION AND MEMBERSHIP
1.The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco.
2.The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations, and stock exchange requirements (collectively “Applicable Laws”), it being understood that for such time as Cresco remains a “venture issuer” under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be “independent”. In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws. The chairman of the Committee (the “Chair”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations, and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
3.0MEETINGS
1.Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

2.At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco, or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.
3.The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.
4.A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members.
5.The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco’s external auditors present, and (iii) with only Members and management present.
6.In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.
4.0DUTIES AND RESPONSIBILITIES
The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable, or required by Applicable Laws, are to:
1.Financial Reporting and Disclosure
1.oversee, review, and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco’s accounting practices and policies;
2.review the audited annual financial statements of Cresco, including the auditors’ report thereon, the management’s discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
3.review the quarterly financial statements of Cresco including the management’s discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
4.review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;
5.review with management of Cresco and with the external auditors of Cresco significant accounting principles, disclosure requirements, and alternative treatments under accounting principles generally accepted in the United States of America (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete, and present fairly Cresco’s financial position and the results of its operations in accordance with GAAP;
6.annually review Cresco’s Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and
7.review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco’s Corporate Disclosure Policy, since the last meeting of the Committee.
2.Internal Controls and Audit
1.review and assess the adequacy and effectiveness of Cresco’s system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time;
2.satisfy itself that management has established adequate procedures for the review of Cresco’s disclosure of financial information extracted or derived directly from Cresco’s financial statements;
3.review and assess the adequacy of Cresco’s systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco’s data and information systems;
4.review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and
5.review and assess, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Cresco’s risk management policies and procedures with regard to identification of Cresco’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco.
3.External Audit
1.recommend to the Board a firm of external auditors to be engaged by Cresco;
2.ensure the external auditors report directly to the Committee on a regular basis;
3.review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;
4.review and approve the compensation of the external auditors, the scope and timing of the audit, and other related services rendered by the external auditors;
5.review the audit plan of the external auditors prior to the commencement of the audit;
6.establish and maintain a direct line of communication with Cresco’s external and, if applicable, internal auditors;
7.review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

8.oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure;
9.review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;
10.discuss with the external auditors their perception of Cresco’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information, and any recommendations with respect thereto;
11.review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and
12.review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.
4.Associated Responsibilities
1.monitor and periodically review Cresco’s Whistleblower Policy and associated procedures for:
2.the receipt, retention, and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters;
3.the confidential, anonymous submission by directors, officers, and employees of Cresco of concerns regarding questionable accounting or auditing matters; and
4.any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco’s Code of Conduct and Ethics;
5.review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and
6.provide oversight of related party transactions entered into or proposed to be entered into by Cresco.
5.Non-Audit Services
Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.
6.Oversight Function
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco’s financial statements are complete and accurate or are in accordance with

GAAP and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair, and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco’s financial information or public disclosure.
5.0REPORTING
The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.
6.0ACCESS TO INFORMATION AND AUTHORITY
The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers, and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco’s expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco.
7.0REVIEW OF CHARTER
The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.
8.0CHAIR
The Chair of the Committee shall:
1.provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee
2.chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;
3.ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;
4.in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee;
5.set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons;

6.ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate;
7.act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and
8.report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.